SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Zimmerman Sign Company

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

989580 10 5

(CUSIP Number)

Copy to:
Robert F. Perille Continental Illinois Venture Corporation 231 S. LaSalle Street Chicago, Illinois 60697 (312) 828-2345	John A. Weissenbach Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages
1		NAME OF REPORTING PERSON
Continental Illinois Venture Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71% (See Item 5)
14		TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1		NAME OF REPORTING PERSON
Bank of America, National Association
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71% (See Item 5)
14		TYPE OF REPORTING PERSON*
BK

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1		NAME OF REPORTING PERSON
NB Holdings Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER

PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1		NAME OF REPORTING PERSON
Bank of America Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER

PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
1		NAME OF REPORTING PERSON
MIG Partners VIII
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Sheryl E. Bartol
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Matthew W. Clary
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Andrea P. Joselit
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Jeffrey M. Mann
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Dennis P. McCrary
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Jason A. Mehring
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

1		NAME OF REPORTING PERSON
Robert F. Perille
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS*
Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER
0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
3,111,287 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,111,287 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,111,287 shares of Common Stock (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 1 (this "Statement") to the initial Schedule 13D Statement dated as of October 9, 1998 (the "Initial Statement"), relates to the Common Stock $.01 par value (the "Common Stock") of Zimmerman Sign Company, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9846 Highway 31 East, Tyler, Texas, 75705. This Statement amends and restates the Initial Statement in its entirety.

Item 2. Identity and Background.

This Statement is being filed jointly by each of the following persons pursuant to Rules 13d-1(a) and 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), by virtue of its direct beneficial ownership of Common Stock and Warrants (as defined below) currently exercisable into shares of Common Stock covered by this Statement; (ii) Bank of America, National Association, a national banking association ("BA Bank"), by virtue of its ownership of all of the outstanding capital stock of CIVC; (iii) NB Holdings Corporation, a Delaware corporation ("NB"), by virtue of its ownership of all of the outstanding capital stock of BA Bank, (iv) Bank of America Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all of the outstanding capital stock of NB; (v) MIG Partners VIII, a Delaware general partnership ("MIG"), by virtue of its direct beneficial ownership of Common Stock and Warrants currently exercisable into shares of Common Stock covered by this Statement; (vi) Sheryl E. Bartol, an individual residing in the state of Illinois ("Bartol"), by virtue of her being a general partner of MIG; (vii) Matthew W. Clary, an individual residing in the state of Illinois ("Clary"), by virtue of his being a general partner of MIG; (viii) Andrea P. Joselit, an individual residing in the state of Illinois ("Joselit"), by virtue of her being a general partner of MIG; (ix) Jeffrey M. Mann, an individual residing in the state of Illinois ("Mann"), by virtue of his being a general partner of MIG; (x) Dennis P. McCrary, an individual residing in the state of Illinois ("McCrary"), by virtue of his being a general partner of MIG; (xi) Jason A. Mehring, an individual residing in the state of Illinois ("Mehring"), by virtue of his being a general partner of MIG; and (xii) Robert F. Perille, an individual residing in the state of Illinois ("Perille"), by virtue of his being a general partner of MIG. Bartol, Clary, Joselit, Mann, McCrary, Mehring and Perille are sometimes referred to herein individually as a "General Partner" and collectively as the "General Partners." CIVC, BA Bank, NB, BAC, MIG and each General Partner are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

CIVC and MIG may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. This filing shall not be deemed an admission that CIVC, on the one hand, and MIG, on the other, is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered in this Statement as held by the other.

Certain information required by this Item 2 concerning the directors and executive officers of CIVC, BA Bank, NB and BAC is set forth on Schedule A attached hereto, which is incorporated herein by reference. Each of the individuals listed on Schedule A is a citizen of the United States.

CIVC and MIG=s principal business is providing debt and equity financing to businesses in the United States. The address of the principal office of CIVC and MIG is 231 S. LaSalle St., Chicago, Illinois 60697.

BA Bank is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer banking, corporate banking, commercial real estate lending and other financial services, middle-market banking, and private banking and investment services. The address of the principal office of BA Bank is Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, NC 28255.

NB is a holding company whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world. The address of the principal office of NB is Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, NC 28255.

BAC is a holding company whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world. The address of the principal office of BAC is Bank of America Corporate Center, 100 N. Tryon, Charlotte, NC 28255.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer, CIVC, MIG and certain other investors are parties to a Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated September 30, 1998 (as amended, the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, CIVC acquired the Company's stock purchase warrants (the "Warrants") exercisable into 819,310 shares of Common Stock. CIVC utilized internal funds to consummate the acquisition of the Warrants. Pursuant to the Securities Purchase Agreement, MIG acquired Warrants exercisable into 204,827 shares of Common Stock. MIG utilized internal funds and loans from BankAmerica Investment Corporation, an affiliated corporation, to consummate the acquisition of the Warrants. A copy of the Securities Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Copies of Amendment No. 1 to the Securities Purchase Agreement and Amendment No. 2 to the Securities Purchase Agreement are attached hereto as Exhibit B and Exhibit C, respectively, and each is incorporated herein by reference. On January 27, 1999, the Company cancelled 235,042 Warrants held by CIVC and 58,760 Warrants held by MIG in connection with a repurchase by the Company of shares of its Common Stock held by certain unaffiliated third parties.

The Issuer, CIVC and MIG are parties to a Common Stock Purchase Agreement, dated April 13, 2001 (the "Common Stock Purchase Agreement"). Pursuant to the Common Stock Purchase Agreement, CIVC acquired 1,904,762 shares of Common Stock for an aggregate purchase price of $1,600,000. CIVC utilized internal funds to consummate the acquisition of the Common Stock. In addition, MIG acquired 476,190 shares of Common Stock for an aggregate purchase price of $400,000. MIG utilized internal funds and loans from BankAmerica Investment Corporation, an affiliated corporation, to consummate the acquisition of the Common Stock. A copy of the Common Stock Purchase Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

Item 4. Purpose of Transaction.

CIVC and MIG acquired the Warrants pursuant to the Securities Purchase Agreement and the shares of Common Stock pursuant to the Common Stock Purchase Agreement for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer=s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), CIVC and MIG may from time to time purchase additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Pursuant to the Securities Purchase Agreement, CIVC and MIG each acquired shares of the Issuer=s Series A Preferred Stock, par value $.01 per share (the "Series A Preferred "). The terms of the Series A Preferred were amended and restated in connection with the execution of the Common Stock Purchase Agreement. Under the terms of the Series A Preferred, as defined in the Amended and Restated Certificate of Designation, Series A (the "Certificate of Designation"), CIVC has the right to designate three members on the Issuer=s board of directors (the "Board"), and each of the directors designated by CIVC is entitled to cast two votes with respect to any vote taken by the Issuer=s Board. A copy of the Certificate of Designation is attached hereto as Exhibit E and is incorporated herein by reference.

The Issuer, CIVC, MIG and certain other stockholders of the Issuer are parties to an Amended and Restated Stockholders Agreement, dated as of April 13, 2001 (the "Stockholders Agreement"), pursuant to which each party thereto has agreed, among other things, to vote all of their shares in favor of those members of the Board designated by CIVC. In addition, pursuant to the terms of the Stockholders Agreement, each party thereto has agreed to vote all of its shares in favor of a Sale of the Company (as defined in the Shareholders Agreement) if proposed by CIVC. As of the date of this Statement, stockholders holding an aggregate of 2,949,291 outstanding shares of Common Stock were parties to the Stockholders Agreement. CIVC expressly disclaims beneficial ownership of all of the shares of Common Stock owned by the other parties to the Shareholders Agreement. A copy of the Stockholders Agreement is attached hereto as Exhibit F and is incorporated herein by reference.

Pursuant to an Amended and Restated Registration Agreement, dated as of April 13, 2001 (the "Registration Agreement"), by and among the Issuer, CIVC, MIG and certain other stockholders of the Issuer, CIVC, MIG and certain other stockholders were granted certain registration rights with respect to their shares of Common Stock (including shares of Common Stock issuable upon exercise of their Warrants). A copy of the Registration Agreement is attached hereto as Exhibit G and is incorporated herein by reference.

The summaries of the agreements referred to in this Item 4 and elsewhere in this Statement are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements attached as exhibits hereto.

Item 5. Interest in Securities of the Issuer.

As of the date of this Statement, CIVC is the direct beneficial owner of 1,904,762 shares of Common Stock and Warrants currently exercisable for 584,268 shares of Common Stock. As of the date of this Statement, MIG is the direct beneficial owner of 476,190 shares of Common Stock and Warrants currently exercisable for 146,067 shares of Common Stock. CIVC and MIG may be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5 of the Exchange Act, and therefore each may deemed to own beneficially 3,650,501 shares of Common Stock and Warrants currently exercisable for 730,355 shares of Common Stock, which, when exercised would result in ownership of approximately 71% of the Issuer=s Common Stock (the "Calculated Ownership Percentage") as computed under Rule 13d-3. This filing shall not be deemed an admission that CIVC, on the one hand, or MIG, on the other, is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered in this Statement as held by the other. By virtue of the relationship between BA Bank and CIVC described in Item 2, BA Bank may be deemed to possess indirect beneficial ownership of the shares of Common Stock (including shares of Common Stock issuable upon exercise of Warrants) beneficially owned by CIVC; by virtue of the relationship between NB and BA Bank described in Item 2, NB may be deemed to possess indirect beneficial ownership of the shares of Common Stock (including shares of Common Stock issuable upon exercise of Warrants) beneficially owned by CIVC; and by virtue of the relationship between NB and BAC described in Item 2, BAC may be deemed to possess indirect beneficial ownership of the shares of Common Stock (including shares of Common Stock issuable upon exercise of Warrants) beneficially owned by CIVC. By virtue of their relationship as general partners of MIG, each General Partner may be deemed to possess indirect beneficial ownership of the shares of Common Stock (including shares of Common Stock issuable upon exercise of Warrants) beneficially owned by MIG. The filing of this Statement by BA Bank, NB, BAC and the General Partners shall not be deemed an admission that any of BA Bank, NB, BAC or the General Partners is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this Statement.

The Calculated Ownership Percentage is based upon 4,380,836 shares of Common Stock issued and outstanding, which number of shares represents 3,650,501 shares outstanding as of April 13, 2001 (after giving effect to the transactions contemplated by the Common Stock Purchase Agreement and as represented by the Company in the Common Stock Purchase Agreement), and 730,355 shares of Common Stock issuable upon exercise of the Warrants held by CIVC and MIG.

Within the last 60 days, none of the Reporting Persons has been involved in any transactions involving the Common Stock other than as described herein.

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder=s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit A: The Securities Purchase Agreement. (Incorporated by reference to the Initial Statement.)

Exhibit B: Amendment No. 1 to the Securities Purchase Agreement, dated as of September 30, 2000.

Exhibit C: Amendment No. 2 to the Securities Purchase Agreement, dated as of April 13, 2001.

Exhibit D: Common Stock Purchase Agreement, dated as of April 13, 2001, by and among the Issuer, CIVC and MIG.

Exhibit E: Amended and Restated Certificate of Designation of Preferred Stock, Series A

Exhibit F: Amended and Restated Stockholders Agreement, dated as of April 13, 2001, by and among the Issuer, CIVC, MIG and certain other stockholders.

Exhibit G: Amended and Restated Registration Agreement, dated as of April 13, 2001, by and among the Issuer, CIVC, MIG and certain other stockholders.

Exhibit H: Agreement of Joint Filing dated as of April 23, 2001.

Exhibit I: Evidence of Signing Authority.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2001

CONTINENTAL ILLINOIS VENTURE CORPORATION By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: Managing Director
BANK OF AMERICA, NATIONAL ASSOCIATION By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: Managing Director
NB HOLDINGS CORPORATION By: /s/ James H. Hance Print Name: James H. Hance Its: Vice Chairman
BANK OF AMERICA CORPORATION By: /s/ Edward J. McCaffrey Print Name: Edward J. McCaffrey Its: Executive Vice President
MIG PARTNERS VIII By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: General Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2001

/s/ Sheryl E. Bartol Sheryl E. Bartol
/s/ Matthew W. Clary Matthew W. Clary
/s/ Andrea P. Joselit Andrea P. Joselit
/s/ Jeffrey M. Mann Jeffrey M. Mann
/s/ Jason A. Mehring Jason A. Mehring
/s/ Dennis P. McCrary Dennis P. McCrary
/s/ Robert F. Perille Robert F. Perille

SCHEDULE A

The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Continental Illinois Venture Corporation.

DIRECTORS

NAME	ADDRESS	PRINCIPAL OCCUPATION
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
Daniel G. Helle	231 South LaSalle Street Chicago, IL 60697	Managing Director, Bank of America, National Association
Edward J. McCaffrey	231 South LaSalle Street Chicago, IL 60697	Executive Vice President, Bank of America, National Association
Christopher J. Perry	231 South LaSalle Street Chicago, IL 60697	Managing Director, Bank of America, National Association
Terry E. Perucca	231 South LaSalle Street Chicago, IL 60697	Group Executive Vice President, Bank of America, National Association
Marcus D. Wedner	231 South LaSalle Street Chicago, IL 60697	Managing Director, Bank of America, National Association

EXECUTIVE OFFICERS

NAME	ADDRESS	PRINCIPAL OCCUPATION
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
Christopher J. Perry	231 South LaSalle Street Chicago, IL 60697	Managing Director, Bank of America, National Association
Terry E. Perucca	231 South LaSalle Street Chicago, IL 60697	Group Executive Vice President, Bank of America, National Association

SCHEDULE A (continued)

The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Bank of America, National Association.

DIRECTORS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Edward J. Brown III	555 California Street San Francisco, CA 94104-1503	President, Global Corporate & Investment Banking, Bank of America Corporation
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
F. William Vandiver, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Corporate Risk Management Executive, Bank of America Corporation

EXECUTIVE OFFICERS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
F. William Vandiver, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Corporate Risk Management Executive, Bank of America Corporation
Edward J. Brown III	555 California Street San Francisco, CA 94104-1503	President, Global Corporate & Investment Banking, Bank of America Corporation

The following table sets forth the names, addresses and principal occupations of the directors and executive officers of NB Holdings Corporation.

DIRECTORS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation

EXECUTIVE OFFICERS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
F. William Vandiver, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Corporate Risk Management Executive, Bank of America Corporation

The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Bank of America Corporation.

DIRECTORS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Charles W. Coker	Post Office Box 160 Hartsville, SC 29551-0160	Chairman, Sonoco Products Company
Alan T. Dickson	301 South Tryon Street, Suite 1800 Charlotte, NC 28202	Chairman of the Board of Directors, Ruddick Corporation
Frank Dowd, IV	2109 Randolph Road Charlotte, NC 28207	Chairman and Chief Executive Officer, Charlotte Pipe and Foundry Company
Kathleen F. Feldstein	147 Clifton Street Belmont, MA 02478	President, Economic Studies, Inc.
Paul Fulton	380 Knollwood Street Suite 610 Winston-Salem, NC 27103	Chairman, Bassett Furniture Industries, Inc.
Donald E. Guinn	Pacific Telesis Group 130 Kearney Suite 3200 San Francisco, CA 94108-4887	Chairman Emeritus, Pacific Telesis
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
C. Ray Holman	7733 Forsyth Blvd., Suite 1080 St. Louis, MO 63105	Chairman of the Board Mallinckrodt, Inc.
W. W. Johnson	Post Office Box 448 SC3-240-18-17 Columbia, SC 29202	Chairman, Executive Committee Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
Walter E. Massey	Office of the President 830 Westview Drive Atlanta, GA 30314	President, Morehouse College
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation

O. Temple Sloan	Post Office Box 26006 Raleigh, NC 27611	Chairman and Chief Executive Officer, General Parts, Inc.
Meredith R. Spanger	668 Hempstead Place Charlotte, NC 28207-2320	Trustee and Board Member
Ronald Townsend	Gannett Television c/o WTLV-TV 12 1070 East Adams Street Jacksonville, FL 32202	Communications Consultant
Jackie M. Ward	5775 Peachtree-Dunwoody Road Building G, Fourth Floor Atlanta, GA 30342	Outside Managing Director Intec Telecom Systems
Virgil R. Williams	2076 West Park Place Stone Mountain, GA 30087	Chairman and Chief Executive Officer, Williams Group International, Inc.

EXECUTIVE OFFICERS

NAME	ADDRESS	PRINCIPAL OCCUPATION
Hugh L. McColl, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Chairman and Chief Executive Officer, Bank of America Corporation
Kenneth D. Lewis	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	President and Chief Operating Officer, Bank of America Corporation
James H. Hance, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Vice Chairman and Chief Financial Officer, Bank of America Corporation
F. William Vandiver, Jr.	Bank of America Corporate Center 100 North Tryon Street Charlotte, NC 28255	Corporate Risk Management Executive, Bank of America Corporation
Edward J. Brown III	555 California Street San Francisco, CA 94104-1503	President, Global Corporate & Investment Banking, Bank of America Corporation

EXHIBIT B

AMENDMENT NO. 1 TO

SENIOR SUBORDINATED NOTE, PREFERRED STOCK

AND WARRANT PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE SENIOR SUBORDINATED NOTE, PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT (this "Amendment") is made as of September 30, 2000, among Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware general partnership ("MIG") and Zimmerman Sign Company, a Texas corporation (the "Company"), and amends that certain Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of September 30, 1998, by and among CIVC, MIG, the Company and certain members of the Company=s management (the "Purchase Agreement"). CIVC and MIG are collectively referred to herein as the "Purchasers." Except as otherwise indicated herein, capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Agreement.

The Company has requested the Purchasers to modify certain provisions of the Purchase Agreement and the Purchasers desire to modify such provisions subject to the terms and conditions set forth herein.

In consideration of the agreements herein contained, the parties hereto agree as follows:

1. Amendments.

(a) Section 4A(b) of the Purchase Agreement is amended by restating subsection (ii) of such Section as follows:

"(ii) 2.00 to 1.0 for the Measurement Period ending on December 31, 1999 or any date thereafter through June 30, 2000; and 1.55 to 1.0 for the Measurement Period ending on September 30, 2000."

(b) Section 4B(b) of the Purchase Agreement is amended by restating subsection (ii) of such Section as follows:

"(ii) 1.75 to 1.0 for the Measurement Period ending on December 31, 1999 or any date thereafter through June 30, 2000; and 1.55 to 1.0 for the Measurement Period ending on September 30, 2000."

(c) The Purchase Agreement is amended by adding a new Section 4C as follows:

"Net Income. So long as any Notes or shares of Series A Preferred are outstanding, or any Obligations with respect to the Notes or the Series A Preferred have not been indefeasibly paid in full in cash, the Company will, at the end of each calender month beginning September 30, 2000 and ending March 31, 2001, maintain a monthly net income computed in accordance with GAAP (after accounting for any dividends paid or reserved with respect to all Preferred Stock) of not less than negative $75,000.

(d) The definition of "Measurement Period" is amended by restating such definition in its entirety as follows:

""Measurement Period" means, as of the last day of any fiscal quarter, the four fiscal quarters ending on such date; provided that, for purposes of calculating Interest Coverage Ratio under Section 4A(b) and Cash Flow Leverage Ratio under Section 4A(c) only, the "Measurement Period" ending September 30, 2000, means the fiscal quarter ending on such date, and the "Measurement Period" ending December 31, 2000, means the two fiscal quarters ending on such date"; and provided further, for purposes of calculating Interest Coverage Ratio under Section 4B(b) only, the "Measurement Period" ending September 30, 2000, means the fiscal quarter ending on such date."

(e) The definition of "Interest Coverage Ratio" is amended by restating such definition in its entirety as follows:

""Interest Coverage Ratio" means, for any period of determination, the ratio of (a) EBITDA to (b) Interest Expense, in each case determined for said period in accordance with GAAP; it being understood that (i) with respect to the Measurement Period ending on September 30, 2000, for purposes of calculating Interest Coverage Ratio under Sections 4A(b) and 4B(b) only, EBITDA and Interest Expense for such period shall be multiplied by four, and (ii) with respect to the Measurement Period ending on December 31, 2000, for purposes of calculating Interest Coverage Ratio under Section 4A(b) only, EBITDA and Interest Expense for such period shall be multiplied by two."

(f) The definition of "Cash Flow Leverage Ratio" is amended by restating such definition in its entirety as follows:

""Cash Flow Leverage Ratio" means, for any period of determination, the ratio of (a) Interest-bearing Indebtedness of the Company and its Subsidiaries (including but not limited to the aggregate principal amount of all outstanding Capitalized Lease Obligations of the Company and its Subsidiaries), all determined as of the last day of that period, to (b) EBITDA for that period, in each case determined in accordance with GAAP; it being understood that (i) with respect to the Measurement Period ending on September 30, 2000, for purposes of calculating Cash Flow Leverage Ratio under Section 4A(c) only, EBITDA for such period shall be multiplied by four, and (ii) with respect to the Measurement Period ending on December 31, 2000, for purposes of calculating Cash Flow Leverage Ratio under Section 4A(c) only, EBITDA for such period shall be multiplied by two.

2. Representations and Warranties of the Company. The Company represents and warrants to the Purchasers that the following statements are, and after giving effect to this Amendment and the execution of the First Amendment to the Second Restated Revolving Credit and Term Loan Agreement in the form and substance previously delivered to the Purchasers (the "Loan Agreement Amendment"), will be true, correct and complete as follows:

(a) The representations and warranties contained in the Purchase Agreement are true and correct in all material respects at and as of the date hereof as though made on and as of the date hereof (it being understood that any representation or warranty made as of a specific date shall be true, correct and complete as of such date).

(b) No Event of Default or Default has occurred.

(c) The execution, delivery and performance of this Amendment has been duly authorized by all necessary action on the part of, and duly executed and delivered by, the Company and this Amendment is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforcement thereof may be subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

(d) The execution, delivery and performance of this Amendment do not conflict with or result in a breach by the Company of any term of any material contract, loan agreement, indenture or other agreement or instrument to which the Company is a party or is subject.

(e) The Company has obtained all necessary corporate, governmental, regulatory and other third party consents and approvals required in connection with its execution, delivery and performance of this Amendment.

3. References to and Effect on the Purchase Agreement.

(a) On and after the effective date of this Amendment, each reference in the Purchase Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference to the Purchase Agreement in the other documents (the "Ancillary Documents") delivered in connection with the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended hereby.

(b) Except as specifically amended above, the Purchase Agreement and all other Ancillary Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the holders of Notes under the Purchase Agreement or the Ancillary Documents.

(d) This Amendment shall be binding on the Company and the Purchasers and shall inure to the benefit of the Company and the Purchasers and the successors and assigns of the Purchasers.

4. Expenses. As provided in Section 11A of the Purchase Agreement, the Company agrees to pay all fees and expenses, including reasonable fees and expenses of one counsel, incurred by the Purchasers in connection with this Amendment, promptly upon request therefor by such Purchaser.

5. Governing Law. The corporate law of the State of Delaware shall govern all issues and questions concerning the relative rights and obligations of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

6. Counterparts; Effectiveness. This Amendment may be executed in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts together shall constitute one agreement. This Amendment shall become effective upon the execution of a counterpart hereof by each of the parties hereto and the effectiveness of the Loan Agreement Amendment.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No.3 as of the date first written above.

CONTINENTAL ILLINOIS VENTURE

CORPORATION

By: _/s/ Robert F. Perille

Its: Managing Director

MIG PARTNERS VIII

By: /s/ Robert F. Perille

Its: General Partner

ZIMMERMAN SIGN COMPANY

By: /s/ Jeffrey Johnson

Its: Vice President and CFO

SIGNATURE PAGE TO AMENDMENT NO.1 TO

THE SENIOR SUBORDINATED NOTE, PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT

EXHIBIT C

AMENDMENT NO. 2 TO

SENIOR SUBORDINATED NOTE, PREFERRED STOCK

AND WARRANT PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO THE SENIOR SUBORDINATED NOTE, PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT (this "Amendment") is made as of April 13, 2001, among Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware general partnership ("MIG"), and Zimmerman Sign Company, a Texas corporation (the "Company"), and certain members of the Company's management listed on the signature pages hereto as the "Management Purchasers" (the "Management Purchasers"), and amends that certain Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of September 30, 1998, by and among CIVC, MIG, the Company and certain members of the Company=s management (the "Purchase Agreement"). CIVC, MIG and the Management Purchasers are collectively referred to herein as the "Purchasers." Except as otherwise indicated herein, capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Agreement.

The Company has requested the Purchasers to modify certain provisions of the Purchase Agreement and the Purchasers desire to modify such provisions subject to the terms and conditions set forth herein.

In consideration of the agreements herein contained, the parties hereto agree as follows:

1. Amendments.

(a) Section 4A(a) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(a) Maximum Capital Expenditures and Leases. Beginning with the Fiscal Year ending December 31, 2002, the Company shall ensure that neither the Company nor any of its Subsidiaries shall make or commit to make any Capital Expenditure, or commit to any obligation under any Operating Lease, with respect to any Fiscal Year if the sum (without duplication) of (i) the aggregate amount of all Capital Expenditures for such Fiscal Year, plus (ii) the aggregate value (as evidenced by an invoice or other evidence satisfactory to the Purchasers) of any assets delivered to, or made available for use by, any of the Company and its Subsidiaries under any Operating Leases with respect to such Fiscal Year (such sum of (i)  and (ii), the "Expended Amount"), shall exceed $1,200,000; provided, however, that if the Expended Amount for any Fiscal Year is less than the amount set forth above as permitted pursuant to this Section 4A for such Fiscal Year (the "Scheduled Amount"), then in addition to the amounts authorized for the next Fiscal Year, the Company may make Capital Expenditures or commit to obligations under Operating Leases during the first six months of the next Fiscal Year, to the extent the Scheduled Amount for such prior Fiscal Year exceeded the Expended Amount in such prior Fiscal Year."

(b) Section 4A(b) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"Interest Coverage Ratio. The Company=s Interest Coverage Ratio, calculated as of the last day of any fiscal quarter, for the Measurement Period ending on that date, shall not be less than:

"(i) 2.50 to 1.0 for the Measurement Period ending on September 30, 2002; and

(ii) 2.75 to 1.0 for the Measurement Period ending on December 31, 2002 and thereafter."

(c) Section 4A(c) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(c) Maximum Cash Flow Leverage Ratio. The Company=s Cash Flow Leverage Ratio as of the end of each fiscal quarter for the Measurement Period ending on that date will not be greater than:

(i) 3.25 to 1.0 for the Measurement Period ending on September 30, 2002;

(vi) 2.75 to 1.0 for the Measurement Period ending on December 31, 2002 and thereafter."

(d) Section 4A(d) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(d) Tangible Net Worth. The Company shall maintain a Tangible Net Worth not less than the following amounts on the following dates:

(i) $2,223,000 on March 31, 2001;

(ii) $2,549,000 on June 30, 2001;

(iii) $3,032,000 on September 30, 2001;

(iv) $3,456,000 on December 31, 2001;

(v) $3,888,000 on March 31, 2002;

(vi) $4,327,000 on June 30, 2002;

(vii) $4,774,000 on September 30, 2002;

(viii) $5,229,000 on December 31, 2002; and

(ix) at the end of each fiscal quarter after December 31, 2002, $5,229,000 plus 50% of the cumulative amount of the Company=s consolidated net income computed in accordance with GAAP, determined without taking into account any net losses for any period."

(e) The Purchase Agreement is amended by adding a new Section 4A(e) as follows:

"(e) EBITDA. The Company=s EBITDA for any period set forth below will not be less than the amount set forth below for such period:

(i) $726,000 for the fiscal quarter ending March 31, 2001;

(ii) $1,585,000 for the two fiscal quarters ending June 30, 2001;

(iii) $2,700,000 for the three fiscal quarters ending September 30, 2001;

(iv) $3,709,000 for the Measurement Period ending December 31, 2001;

(v) $3,992,000 for the Measurement Period ending March 31, 2002; and

(vi) $4,143,000 for the Measurement Period ending June 30, 2002."

(f) Section 4B(a) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(a) Maximum Capital Expenditures and Leases. Beginning with the Fiscal Year ending December 31, 2002, the Company shall ensure that neither the Company nor any of its Subsidiaries shall make or commit to make any Capital Expenditure, or commit to any obligation under any Operating Lease, with respect to any Fiscal Year if the sum (without duplication) of (i) the aggregate amount of all Capital Expenditures for such Fiscal Year, plus (ii) the aggregate value (as evidenced by an invoice or other evidence satisfactory to the Purchasers) of any assets delivered to, or made available for use by, any of the Company and its Subsidiaries under any Operating Leases with respect to such Fiscal Year (such sum of (i)  and (ii), the "Expended Amount"), shall exceed $1,400,000; provided, however, that if the Expended Amount for any Fiscal Year is less than the amount set forth above as permitted pursuant to this Section 4A for such Fiscal Year (the "Scheduled Amount"), then in addition to the amounts authorized for the next Fiscal Year, the Company may make Capital Expenditures or commit to obligations under Operating Leases during the first six months of the next Fiscal Year, to the extent the Scheduled Amount for such prior Fiscal Year exceeded the Expended Amount in such prior Fiscal Year."

(g) Section 4B(b) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"Interest Coverage Ratio. The Company=s Interest Coverage Ratio, calculated as of the last day of any fiscal quarter, for the Measurement Period ending on that date, shall not be less than:

"(i) 2.25 to 1.0 for the Measurement Period ending on September 30, 2002; and

(ii) 2.50 to 1.0 for the Measurement Period ending on December 31, 2002 and thereafter."

(h) Section 4B(c) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(c) Maximum Cash Flow Leverage Ratio. The Company=s Cash Flow Leverage Ratio as of the end of each fiscal quarter for the Measurement Period ending on that date will not be greater than:

(i) 3.75 to 1.0 for the Measurement Period ending on September 30, 2002;

(vi) 3.25 to 1.0 for the Measurement Period ending on December 31, 2002 and thereafter."

(i) Section 4B(d) of the Purchase Agreement is amended by restating such section in its entirety as follows:

"(d) Tangible Net Worth. The Company shall maintain a Tangible Net Worth not less than the following amounts on the following dates:

(i) $2,052,000 on March 31, 2001;

(ii) $2,353,000 on June 30, 2001;

(iii) $2,799,000 on September 30, 2001;

(iv) $3,191,000 on December 31, 2001;

(v) $3,589,000 on March 31, 2002;

(vi) $3,994,000 on June 30, 2002;

(vii) $4,407,000 on September 30, 2002;

(viii) $4,827,000 on December 31, 2002; and

(ix) at the end of each fiscal quarter after December 31, 2002, $4,827,000 plus 50% of the cumulative amount of the Company=s consolidated net income computed in accordance with GAAP, determined without taking into account any net losses for any period."

(j) The Purchase Agreement is amended by adding a new Section 4B(e) as follows:

"(e) EBITDA. The Company=s EBITDA for any period set forth below will not be less than the amount set forth below for such period:

(i) $674,000 for the fiscal quarter ending March 31, 2001;

(ii) $1,471,000 for the two fiscal quarters ending June 30, 2001;

(iii) $2,507,000 for the three fiscal quarters ending September 30, 2001;

(iv) $3,444,000 for the Measurement Period ending December 31, 2001;

(v) $3,707,000 for the Measurement Period ending March 31, 2002; and

(vi) $3,847,000 for the Measurement Period ending June 30, 2002."

(k) Section 4C of the Purchase Agreement is hereby deleted in its entirety.

(l) The definition of "EBITDA" is amended by adding the following new sentence, to follow the existing language in such definition:

"In computing EBITDA, there shall be excluded from net income any amounts resulting from a decrease of any reserves which had been previously established by the Company with respect to accounts receivable or inventory."

(m) Section 9A of the Purchase Agreement is amended by deleting the definition of "Net Worth" contained therein and replacing it with the following:

"Tangible Net Worth" shall mean, as of any applicable date of determination, the excess of (i) the book value of all assets of the Company and the Subsidiaries (other than patents, patent rights, trademarks, trade names, franchises, copyrights, goodwill, and similar intangible assets) after all appropriate deductions (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization), all as determined on a consolidated basis in accordance with GAAP, less (ii) all items of indebtedness, obligation or liability of the Company and its Subsidiaries, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, that should be classified as balance sheet liabilities in accordance with GAAP, but excluding the liquidation of the Company's preferred stock plus (iii) all Obligations with respect to the Notes, including accrued interest thereon, which in accordance with GAAP, would be required to be presented on consolidated balance sheet of the Company and its Subsidiaries at such date, plus (iv) accrued dividends on preferred stock of the Company and its Subsidiaries, which, in accordance with GAAP, would be required to be presented on their consolidated balance sheet at such date.

2. Limited Waiver. Pursuant to the provisions of Section 3H(a) of the Purchase Agreement, the Company is required to notify each SBIC Holder at least 15 days prior to the taking any action after which members of the Company's management would cease to own at least 25% of the outstanding voting securities of the Company. After taking into account the transactions contemplated by that certain Common Stock Purchase Agreement, dated of even date hereiwth, by and among the Company, CIVC and MIG, substantially in the form attached hereto as Exhibit A (the " Common Stock Purchase Agreement"), members of the Company's management will cease to own at least 25% of the outstanding voting securities of the Company. The Company may not have provided the notice required by Section 3H(a) of the Purchase Agreement. Pursuant to the provisions of Sections 4A(b) and 4B(b), 4A(d), and 4C of the Purchase Agreement, the Company is required to maintain its Interest Coverage Ratio, Net Worth and Net Income, respectively, at or above the level set forth in such Sections. Pursuant to the provisions of Sections 4A(c) and 4B(c) of the Purchase Agreement, the Company is required to maintain its Cash Flow Leverage Ratio at or below the level set forth in such Sections. The Company has reported that it failed to maintain its Interest Coverage Ratio or Net Worth at or above the required level for or during the Measurement Period ending December 31, 2000. The Company has reported that it failed to maintain its Net Income at or above the required level for the monthly periods ending November 30, 2000 and December 31, 2000. The Company has reported that it failed to maintain its Cash Flow Leverage Ratio at or below the required level for the prior Measurement Period ending December 31, 2000. The Events of Default described in the preceding sentences of this Section 2 are the "Existing Defaults." On the effective date of this Amendment, the Purchasers hereby waive the Existing Defaults for the event, Measurement Period or monthly period, as applicable, indicated. This waiver is limited to the express terms hereof and shall not extend to any other Default, Event of Default, period or Computation Period. This waiver is not, and shall not be deemed, a course of performance upon which the Company may rely with respect to any other Default, Event of Default or request for a waiver and the Company expressly waives any such claim.

3. Consents of Majority Holders.

(a) Pursuant to Section 5H of the Purchase Agreement, the Company agreed that it would not, without the consent of the Majority Holders, make any amendment to the terms of the Company's Articles of Incorporation or By-laws in any manner which adversely affects the rights, powers or relative priorities of the holders of Series A Preferred. By execution of this Amendment, the Majority Holders consent to the amendment to the Series A Certificate of Designation substantially in the form attached hereto as Exhibit B.

(b) Pursuant to Section 5J of the Purchase Agreement, the Company agreed that it would not, without the consent of the Majority Holders, enter into any agreement or transaction with any of its, or any Subsidiary's, officers, directors or Affiliates or any individual related by blood or marriage to any such Person, or any entity in which any such Person or individual owns a material beneficial interest, except for transactions upon fair and reasonable terms no less favorable to the Company or its Subsidiaries than the terms the Company or its Subsidiaries would obtain in a comparable arm's-length transaction with a Person not an Affiliate and approved in advance by the board of directors of the Company. By execution of this Amendment, the Majority Holders consent to the transactions contemplated by the Common Stock Purchase Agreement.

(c) Pursuant to Section 5P of the Purchase Agreement, the Company agreed that it would not, without the consent of the Majority Holders, authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of,  any of its capital stock or other equity securities. By execution of this Amendment, the Majority Holders consent to the transactions contemplated by Common Stock Purchase Agreement.

(d) The consents given by the Majority Holders pursuant to Sections 3(a), 3(b) and 3(c) above are limited to the express terms hereof and shall not extend to any other actions taken by (or omissions of) the Company. These consents are not, and shall not be deemed, a course of performance upon which the Company may rely with respect to any other actions to be taken by (or omissions of) the Company, and the Company expressly waives any such claim.

4. Representations and Warranties of the Company. The Company represents and warrants to the Purchasers that the following statements, after giving effect to this Amendment and upon the execution by all parties thereto and effectiveness of the Second Amendment to the Second Amended and Restated Revolving Credit and Term Loan Agreement in the form previously delivered to the Purchasers (the "Loan Agreement Second Amendment"), are true, correct and complete as follows:

(a) The representations and warranties contained in the Purchase Agreement are true and correct in all material respects at and as of the date hereof as though made on and as of the date hereof (except for any representation or warranty made as of a specific date, which shall be true, correct and complete as of such date).

(b) No Event of Default or Default has occurred other than as disclosed as Existing Defaults.

(c) The execution, delivery and performance of this Amendment has been duly authorized by all necessary action on the part of, and duly executed and delivered by, the Company and this Amendment is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforcement thereof may be subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

(d) The execution, delivery and performance of this Amendment do not conflict with or result in a breach by the Company of any term of any material contract, loan agreement, indenture or other agreement or instrument to which the Company is a party or is subject.

(e) The Company has obtained all necessary corporate, governmental, regulatory and other third party consents and approvals required in connection with its execution, delivery and performance of this Amendment.

5. Conditions to Effectiveness. This Amendment shall become effective on the date on which all of the following conditions precedent have been satisfied or waived by the BA Purchasers in writing.

(a) Each of the parties hereto shall have executed a counterpart hereof;

(b) Each Purchaser shall have received an instruction letter with respect to the issuance of a replacement Note, such Note to be in the form of Exhibit C attached hereto, dated as of April 13, 2001, and delivered by the Company in accordance with the terms of such instruction letter;

(c) Each Purchaser shall have received an instruction letter with respect to the issuance of a replacement Warrant, such Warrant to be in the form of Exhibit D attached hereto, dated as of April 13, 2001, and delivered by the Company in accordance with the terms of such instruction letter;

(d) The Company shall have duly adopted, executed and filed with the Secretary of State of Texas an amendment to the Series A Certificate of Designation , substantially in the form set forth in Exhibit E attached hereto, and such amendment and the Company's Articles of Incorporation (as amended by such amendment) shall be in full force an effect; and

(e) The Loan Agreement Second Amendment shall be in full force and effect.

6. References to and Effect on the Purchase Agreement.

(a) On and after the effective date of this Amendment, each reference in the Purchase Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference to the Purchase Agreement in the other documents (the "Ancillary Documents") delivered in connection with the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended hereby.

(b) Except as specifically amended above, the Purchase Agreement and all other Ancillary Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the holders of Notes under the Purchase Agreement or the Ancillary Documents.

(d) This Amendment shall be binding on the Company and the Purchasers and shall inure to the benefit of the Company and the Purchasers and the successors and assigns of the Purchasers.

7. Expenses. As provided in Section 11A of the Purchase Agreement, the Company agrees to pay all fees and expenses, including reasonable fees and expenses of one counsel, incurred by the BA Purchasers in connection with this Amendment, promptly upon request therefor by such BA Purchaser.

8. Governing Law. The corporate law of the State of Delaware shall govern all issues and questions concerning the relative rights and obligations of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

9. Counterparts; Effectiveness. This Amendment may be executed in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts together shall constitute one agreement.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No.2 as of the date first written above.

ZIMMERMAN SIGN COMPANY

By: /s/ Jeffrey Johnson

Its: Vice President and CFO

CONTINENTAL ILLINOIS VENTURE

CORPORATION

By: /s/ Robert F. Perille

Its: Managing Director

MIG PARTNERS VIII

By: /s/ Robert F. Perille

Its: General Partner

/s/ David Anderson

David Anderson

/s/ Tom Boner

Tom Boner

/s/ Michael Coppinger

Michael Coppinger

Michael St. Onge

/s/ Jeff Johnson

Jeff Johnson

John Griggs

EXHIBIT D

COMMON STOCK PURCHASE AGREEMENT

DATED AS OF APRIL 13, 2001

AMONG

ZIMMERMAN SIGN COMPANY

CONTINENTAL ILLINOIS VENTURE CORPORATION

AND

MIG PARTNERS VIII

TABLE OF CONTENTS

Page

Section 1. Authorization and Closing *

1A. Authorization of Common Stock *

1B. Purchase and Sale of the Common Stock *

1C. The Closing *

Section 2. Conditions of the Purchasers' Obligation at the Closing *

2A. Loan Documents *

2B. Stockholders Agreement and Registration Agreement *

2C. Representations and Warranties; Covenants *

2D. Delivery of Common Stock *

2E. Securities Law *

2F. No Pending Action *

2G. No Materially Adverse Effect *

2H. Opinion of Counsel *

2I. The Purchasers' Fees and Expenses *

2J. Legal Investment *

2K. Proceedings *

2L. Closing Documents *

Section 3. Affirmative Covenants *

3A. Business Maintenance *

3B. Financial Statements and Other Information *

3C. Inspection of Property *

3D. Compliance with Certain Agreements *

3E. Proprietary Rights *

3F. Environmental Matters *

3G. ERISA Notices and Requests *

3H. SBIC Regulatory Provisions *

3I. Current Public Information *

Section 4. Negative Covenants *

4A. Acquisition; Consolidation; Reorganization *

4B. Investments *

4C. Contingent Liabilities *

4D. Liens *

4E. Amendment to the Company's Articles of Incorporation and Bylaws *

4F. Conduct of Business *

4G. Affiliated Transactions *

4H. Public Disclosures *

4I. Use of Proceeds *

4J. Equity Issuances *

4K. ERISA Compliance *

Section 5. Representations and Warranties of the Company *

5A. Organization and Corporate Power *

5B. Capital Stock and Related Matters *

5C. Subsidiaries; Partnerships *

5D. Authorization; No Breach *

5E. Financial Statements *

5F. Absence of Undisclosed Liabilities *

5G. No Material Adverse Change *

5H. Assets *

5I. Investment Company Act *

5J. Margin Regulations *

5K. Tax Matters *

5L. Contracts and Commitments *

5M. Trademarks, Patents *

5N. Litigation, etc. *

5O. No Forfeiture *

5P. Small Business Matters *

5Q. Brokerage *

5R. Insurance *

5S. Employees *

5T. Compliance with Laws *

5U. Affiliated Transactions *

5V. Indebtedness *

5W. ERISA *

5X. Environmental and Safety Matters *

5Y. Real Property Holding Corporation Status *

5Z. Certain Government Regulations *

5AA. Closing Date *

Section 6. Representations and Warranties of Purchasers *

6A. Due Authorization *

6B. Consents and Approvals *

6C. Investment Intent *

6D. Access: Sophistication: etc. *

Section 7. Definitions *

7A. Defined Terms *

7B. Accounting Terms *

Section 8. Miscellaneous *

8A. Expenses *

8B. Remedies *

8C. Indemnification *

8D. Consent to Amendments *

8E. Successors and Assigns *

8F. Severability *

8G. Counterparts *

8H. Descriptive Headings; Interpretation *

8I. Governing Law *

8J. Notices *

8K. Survival of Agreement; Indemnities *

8L. Taxes and Fees *

8M. Jurisdiction and Venue *

8N. Waiver of Right to Jury Trial *

8O. No Strict Construction *

8P. Complete Agreement *

8Q. No Third Party Beneficiaries *

8R. Confidentiality of Information *

8S. No Limitation *

Schedules and Exhibits:

List of Exhibits

List of Disclosure Schedules

Schedule of Purchasers

COMMON STOCK PURCHASE AGREEMENT

THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made as of April 13, 2001, by and among Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and Zimmerman Sign Company, a Texas corporation (the "Company"). CIVC and MIG are referred to herein collectively as the "Purchasers" and each is referred to herein individually as a "Purchaser." Except as otherwise indicated herein, capitalized terms used herein are defined in Section 7 hereof.

In consideration of the mutual covenants and promises contained herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Authorization and Closing.

1A. Authorization of Common Stock. The Company shall authorize the issuance and sale to the Purchasers of 2,380,952 shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"). The Common Stock issued hereunder is also sometimes referred to collectively herein as the "Securities."

1B. Purchase and Sale of the Common Stock. At the Closing, the Company shall issue to each of the Purchasers and, subject to the terms and conditions set forth herein, each of the Purchasers shall severally and independently (and not jointly) purchase from the Company, the number of shares of Common Stock set forth opposite such Purchaser's name on the attached Schedule of Purchasers, at a purchase price equal to $0.84 per share, for a total aggregate purchase price equal to $2,000,000.

1C. The Closing. The sale of the Common Stock to each Purchaser hereunder shall constitute separate sales hereunder. The closing of the purchase and sale of the Common Stock (the "Closing") shall take place on April 13, 2001 (the "Closing Date"), at the Chicago offices of Kirkland & Ellis, or at such other place or on such other date as may be mutually agreeable to the Company and the Purchasers. At the Closing, the Company shall deliver to each of the Purchasers instruments and certificates (including stock certificates) evidencing the Securities purchased by such Purchaser, issued to such Purchaser, registered in such Purchaser's or its nominee's name, upon payment of the purchase price therefor by wire transfer of immediately available funds to accounts designated by the Company in the amount set forth opposite such Purchaser's name on the attached Schedule of Purchasers.

Section 2. Conditions of the Purchasers' Obligation at the Closing. The obligation of each Purchaser to purchase and pay for the Common Stock issued hereunder at the Closing is subject to the satisfaction as of the Closing of the following conditions to such Purchaser's satisfaction in its sole discretion:

2A. Loan Documents. The Loan Documents shall have been amended in form and substance satisfactory to the Purchasers and their special counsel, and the Loan Documents (as amended) shall be in full force and effect as of the Closing. In addition, any and all defaults or events of default under the Loan Documents existing prior to or as of the Closing shall have been waived or otherwise forgiven, and satisfactory evidence thereof shall have been delivered to the Purchasers.

2B. Stockholders Agreement and Registration Agreement. The Stockholders Agreement, originally dated as of September 30, 1998, by and among the Company and certain of its stockholders, shall be amended and restated in the form of Exhibit A hereto (as amended and restated, the "Stockholders Agreement"), and the Registration Agreement, originally dated as of September 30, 1998, by and among the Company and certain of its stockholders, shall be amended and restated in the form of Exhibit B hereto (as amended and restated, the "Registration Agreement"), and each shall have been duly authorized, executed and delivered by the Company and each other party thereto and shall be in full force and effect (as amended and restated) as of the Closing.

2C. Representations and Warranties; Covenants. The representations and warranties made by the Company herein and in any other agreement, certificate or other instrument executed in connection herewith that are subject to materiality qualifications shall be true and correct in all respects as of the date hereof and as of the Closing as though then made, and the representations and warranties made by the Company herein and in any other agreement, certificate or other instrument executed in connection herewith that are not subject to materiality qualifications shall be true and correct in all material respects as of the date hereof and as of the Closing as though then made. The Company shall have performed prior to the Closing in all material respects all of the covenants required to be performed by it hereunder and under the other agreements, certificates and other instruments executed in connection herewith that are to be complied with or performed by the Company prior to the Closing.

2D. Delivery of Common Stock. The Company shall have simultaneously sold to each Purchaser the Common Stock to be purchased by such Purchaser hereunder at the Closing and shall have received payment therefor in full.

2E. Securities Law. The Company shall have made all filings under any applicable Securities Laws necessary to consummate, in compliance with such Laws, all issuances of the

Common Stock pursuant to this Agreement.

2F. No Pending Action. No action, suit, proceeding or governmental investigation shall be pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its stockholders which (a) if adversely determined could have a Materially Adverse Effect or (b) seeks to or could restrain, prevent or, in the judgment of the Purchasers, impose any adverse condition upon the financing contemplated herein.

2G. No Materially Adverse Effect. Since December 31, 2000, there shall not have occurred a Materially Adverse Effect.

2H. Opinion of Counsel. The Purchasers shall have received from Holme, Roberts & Owen LLP, counsel for the Company, opinions with respect to the matters set forth in Exhibit C attached hereto, which opinions shall be addressed to the Purchasers, dated the Closing Date and in form and substance reasonably satisfactory to the Purchasers and their special counsel.

2I. The Purchasers' Fees and Expenses. The Company shall have reimbursed the Purchasers for the expenses incurred by them in connection with the transactions contemplated herein in accordance with the provisions of Section 8 A.

2J. Legal Investment. Each Purchaser shall be satisfied that this Agreement, the other agreements contemplated hereby, the transactions contemplated hereby and thereby and the Securities shall be in full compliance with all Laws, and all necessary governmental and third-party approvals will have been obtained which are applicable to the transactions contemplated hereby. The issuance by the Company and the purchase by the Purchasers of the Securities shall not be prohibited by any applicable Laws and shall not adversely impact or subject the Company or any Purchaser to any penalty or liability pursuant to any applicable Laws.

2K. Proceedings. All corporate and other proceedings taken or required to be taken by the Company in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and their special counsel.

2L. Closing Documents. The Company shall have delivered to the Purchasers all of the following documents:

(a) an Officer's Certificate of the Company, dated the Closing Date, stating that (i) the conditions specified in Sections 2B, 2C, 2D, 2E, 2F, 2G, and the second sentence of Section 2J have been fully satisfied; and (ii) since December 31, 2000, there has been no event, development, condition, circumstance or other matter which may impose any materially adverse condition or consequence upon the consummation of the transactions contemplated hereby;

(b) copies of the resolutions duly adopted by the board of directors of the Company (the "Company Board") authorizing the issuance of the Common Stock hereunder and the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby to which the Company is a party, accompanied by an Officer's Certificate of the Company certifying that such resolutions are in full force and effect without modification or amendment, accompanied by a certification of the incumbency of each individual executing any agreement or document contemplated hereby in the name of the Company;

(c) copies of the Articles of Incorporation and bylaws of the Company as in effect as of the Closing, certified by an authorized officer of the Company, together with a certificate of good standing (or certificate of similar import) for the Company from the State of Texas;

(d) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions contemplated hereunder (including all environmental disclosures, blue sky filings and waivers of preemptive rights and rights of first refusal);

(e) for each Purchaser which is an SBIC, duly completed and executed SBA Forms 480, 652, and 1031 (Part A) (to the extent required);

(f) the Stockholders Schedule, which shall include each of the following after giving effect to the transactions contemplated by this Agreement: (1) the name of each of the Company's directors, (2) the name and title of each of the Company's officers, (3) a list setting forth the number of shares of Common Stock held by members and former members of the Company's management, (4) a list setting forth the number of options held by members and former members of the Company's management and the number of shares of the Company's capital stock subject to such options, (5) a list setting forth the names of the holders of warrants to purchase shares of the Company's capital stock and the number of shares of the Company's capital stock subject to such warrants, (6) total number of shares of Common Stock outstanding, and (7) the total number of shares of Common Stock outstanding on a fully diluted basis; and

(g) such other documents relating to the transactions contemplated by this Agreement as either the Purchasers or their special counsel may reasonably request.

Any condition specified in this Section 2 may be waived by the Purchasers if consented to by the Purchasers; provided that no such waiver shall be effective against the Purchasers unless it is set forth in a writing executed by each Purchaser.

Section 3. Affirmative Covenants. For so long as the Purchasers together hold in the aggregate at least 5% of the outstanding shares of Common Stock of the Company, the Company will at all times, and will cause each of its Subsidiaries to at all times (it being understood that this Section 3 shall be independent of, and nothing in this Section 3 shall be deemed to limit, supersede or otherwise affect, any provision of any other agreement to which the Company is a party, including any provision or term of the First Purchase Agreement):

3A. Business Maintenance.

(a) cause to be done all things necessary to maintain, preserve and renew its corporate existence and good standing in the jurisdiction of its incorporation, to qualify and to remain qualified as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have a Materially Adverse Effect, and use its reasonable efforts to maintain, preserve and renew all material contracts, licenses, authorizations and permits necessary to the conduct of its businesses;

(b) maintain and keep its properties that are used in, or that are useful to and material to, its businesses in good repair, working order and condition, and from time to time make all such repairs, renewals and replacements, so that its businesses may be properly and advantageously conducted in all respects at all times in a manner consistent with the Company=s past practices;

(c) continue in force insurance policies (including self-insurance retention plans consistent with past practices) with financially sound and reputable insurance companies covering risks of such types and covering casualties, risks and contingencies of such types and in amounts not less than as are customary for prudent corporations of similar size engaged in similar lines of business under similar circumstances;

(d) pay and discharge when payable all Taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all material claims for labor, materials or supplies that if unpaid could by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been established on its books with respect thereto;

(e) comply with all other obligations that it incurs pursuant to any material contract or agreement, whether oral or written, express or implied, as such obligations become due, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been established on its books with respect thereto;

(f) comply in all material respects with all applicable Laws; and

(g) maintain true and proper books of record and account that fairly present its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with GAAP.

3B. Financial Statements and Other Information. Deliver to a representative or representatives designated by the Purchasers:

(a) as soon as available, but in any event within 30 days after the end of each fiscal month (except for months which end a fiscal quarter, in which case within 45 days of such quarter end and except for months which end the fiscal year, in which case within 90 days of such year end), (i) a copy of the unaudited consolidated and consolidating balance sheets of the Company and its Subsidiaries as of the end of such month and the related consolidated and consolidating statements of earnings, retained earnings and cash flows for such month and for the portion of the Fiscal Year ending as of the end of such month, all in reasonable detail and prepared in accordance with GAAP (subject to normal year-end adjustments and the exclusion of such footnotes as may be required in accordance with GAAP) accompanied in each case by comparisons to the corresponding periods in the preceding Fiscal Year and (ii) an Officer's Certificate of the Company certifying that to such officer's knowledge no default or event of default with respect to the Loan Documents or any other material agreement to which the Company or any of its Subsidiaries is subject has occurred during the period in question or is continuing or, if any such default or event of default under the Loan Documents has so occurred or is continuing, a statement as to the nature thereof and any action which has been taken or is proposed to be taken with respect thereto;

(b) as soon as available, but in any event within 90 days after the close of each Fiscal Year, a copy of the audited consolidated and consolidating financial statements of the Company and its Subsidiaries, consisting of an audited consolidated and consolidating balance sheet as at the end of the two most recent Fiscal Years and audited consolidated and consolidating statements of earnings, retained earnings and cash flows for the three most recent Fiscal Years, setting forth comparisons of such financial statements for such Fiscal Years contained therein, which financial statements shall be prepared in accordance with GAAP, certified without qualification by a nationally recognized firm of independent certified public accountants;

(c) simultaneously with the delivery of the financial statements referred to in Section 3B(a) prepared with respect to or as of the end of any month included in any Fiscal Year, an Officer's Certificate of the Company certifying that all such financial statements are complete and correct in all material respects and present fairly in accordance with GAAP (subject to normal year-end adjustments and the exclusion of such footnotes as may be required in accordance with GAAP) the consolidated and consolidating financial position, the consolidated and consolidating results of operations and cash flows and changes in stockholders' equity of the Company and its Subsidiaries as of the end of such period and for the period then ended;

(d) as soon as practicable, but in any event within (a) two Business Days after the Company becomes aware of the existence of any default or event of default under the Loan Documents, or any development (including litigation) or other information which could reasonably be expected to have a Materially Adverse Effect or (b) two Business Days after the Company receives notice of the existence of any default or event of default with respect to any other material agreement to which the Company or any of its Subsidiaries is subject, telephonic notice specifying the nature of such condition, event, development or information, including the anticipated effect thereof, which notice shall be promptly confirmed in writing within two calendar days, which writing shall set forth the details of such condition, event, development or information and the action which is proposed to be taken by the Company and its Subsidiaries with respect thereto;

(e) promptly upon receipt thereof, copies of any reports submitted to the Company or any of its Subsidiaries by its independent auditor in connection with an audit or other examination of the financial statements of the Company or any of its Subsidiaries made by such auditor, including reports arising out of any separate audit or other accounting or financial review of the Company or any Subsidiary of the Company;

(f) promptly after the commencement thereof, notice of all actions, suits, and proceedings before any Government Entity affecting the Company or any of its Subsidiaries, which if adversely determined could have a Materially Adverse Effect;

(g) promptly after the commencement thereof or promptly after the Company or any Subsidiary of the Company becomes aware of the commencement or threat thereof, notice of any Forfeiture Proceeding;

(h) promptly after the sending or filing thereof, copies of all proxy statements, financial statements and other reports or documents which the Company sends to its stockholders, and copies of all regular, periodic or special reports, and all registration statements, which the Company files with the Securities and Exchange Commission or any other securities exchange or securities market;

(i) promptly after the furnishing thereof, copies of any statement or report furnished to any holder of Senior Indebtedness pursuant to the terms of the Loan Documents (or any refining of or substitution thereof), and not otherwise required to be furnished to the Purchasers or their designees pursuant to any other paragraph of this Section 3B;

(j) promptly after the receipt thereof, a copy of any notice, summons or citation concerning any liabilities or investigatory, remedial or corrective obligations arising under Environmental and Safety Requirements and any subsequent material correspondence or other document relating thereto which could have a Materially Adverse Effect; and

(k) such other information respecting the Company's or its Subsidiaries' business or financial condition as any Purchaser may, from time to time, request in writing.

Each of the financial statements referred to in Sections 3B(a) or 3B(b) (including the notes thereto, if any) shall be accurate and complete in all material respects, consistent with the books and records of the Company and its Subsidiaries (which, in turn, are accurate and complete in all material respects), shall present fairly the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries, and shall prepared in accordance with GAAP, consistently applied, as of the dates and for the periods set forth therein, subject in the case of the unaudited financial statements to the lack of footnote disclosure and changes resulting from normal year-end audit adjustments (none of which would, alone or in the aggregate, have a Materially Adverse Effect).

3C. Inspection of Property. Permit any Purchaser or any of its representatives, upon reasonable prior notice, during normal business hours and at such party's expense to (i) visit and inspect any of the properties of the Company and any of its Subsidiaries, and (ii) examine the corporate and financial records of the Company and any of its Subsidiaries and make copies thereof or extracts therefrom.

3D. Compliance with Certain Agreements. Perform and observe all of its obligations to each Purchaser and each holder of Registrable Securities (as defined in the Registration Agreement) pursuant to this Agreement, the Stockholders Agreement, the Registration Agreement, the Company's Articles of Incorporation and each other agreement or document executed and delivered pursuant hereto or thereto.

3E. Proprietary Rights. Possess and maintain all material Proprietary Rights necessary to the conduct of its business and own all right, title and interest in and to, or have a valid license for, all material Proprietary Rights used by the Company and/or its Subsidiaries, in the conduct of their respective businesses. None of the Company or any of its Subsidiaries shall take any action, or fail to take any action, which would result in the invalidity, abuse, misuse or unenforceability of any of such material Proprietary Rights.

3F. Environmental Matters. Comply in all material respects with all Environmental and Safety Requirements and all material permits, licenses or other authorizations issued thereunder; respond immediately to any Release or threatened Release of any Hazardous Material at any of the properties of the Company or any of its Subsidiaries or related to the operations of the Company or any of its Subsidiaries in a manner which complies in all material respects with all Environmental and Safety Requirements and reasonably mitigates any risk to human health or the environment; and provide such documents or information relating to matters arising under the Environmental and Safety Requirements as any Purchaser may reasonably request.

3G. ERISA Notices and Requests.

(a) Provide written notice to the Purchasers as soon as practicable, and in any event within five Business Days, in the event that (i) the Company or any of its ERISA Affiliates discovers that any of them fails to comply in all material respects with any applicable Laws with respect to any Plan which could reasonably be expected to result in liability to the Company or any of its ERISA Affiliates in excess of $250,000, (ii) the Company or any member of its Controlled Group receives notice from the IRS or the DOL that the Company or any ERISA Affiliate failed to meet the minimum funding requirements of any Plan, and include therewith a copy of such notice, (iii) the Company or any member of its Controlled Group gives or is required to give notice to the PBGC of any "reportable event" (as defined in Title IV of ERISA) in respect of any Plan or Multiemployer Plan which might constitute grounds for a partial or complete termination of such Plan or Multiemployer Plan under Title IV of ERISA, or knows that the plan administrator of any Plan or Multiemployer Plan has given or is required to give notice of any such reportable event, (iv) a notice of intent to terminate any Plan is filed with the PBGC, (v) proceedings are instituted by the PBGC under Section 4042 of ERISA to terminate or to appoint a trustee to administer any Plan or the Company or any member of its Controlled Group receives a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan, (vi) the Company or any member of its Controlled Group withdraws in a complete or partial withdrawal from any Multiemployer Plan or any Plan which is a "multiple employer plan" within the meaning of Section 4063 of ERISA, or incurs any withdrawal liability under Section 4204 of ERISA, (vii) any prohibited transaction occurs to the knowledge of the Company after due inquiry involving the assets of any Plan for which the Company could reasonably be expected to incur liability in excess of $250,000, (viii) the Company or any member of its Controlled Group receives a notice from a Multiemployer Plan that such Plan is in reorganization or insolvent pursuant to Sections 4241 or 4245 of ERISA or that such Plan intends to terminate or has terminated under Section 4041A of ERISA, (ix) the Company or any member of its Controlled Group receives a notice from a Multiemployer Plan of the institution of a proceeding by a fiduciary of a Multiemployer Plan against the Company or any member of its Controlled Group to enforce Section 515 of ERISA, (x) the adoption of an amendment to any Plan of the Company or any member of its Controlled Group that could result in the termination of such Plan pursuant to Section 4041(e) of ERISA or require the Company or any member of its Controlled Group to provide security to such Plan pursuant to Section 401(a)(29) of the IRC or Section 307 of ERISA, (xi) the Company or any member of its Controlled Group fails to make a required installment or other payment to any Plan if such failure would result in the imposition of a Lien upon the property of the Company pursuant to Section 412(n) of the IRC, or (xii) the incurrence of any increase in the contingent liability of the Company or a member of its Controlled Group with respect to any Plan determined in accordance with GAAP.

(b) Deliver to each Purchaser copies of any request for a waiver of the funding standards or any extension of the amortization periods required by Sections 303 and 304 of ERISA or Section 412 of the IRC with respect to any Plan as soon as practicable but in any event within five Business Days after the submission of such request with the DOL and/or IRS in the case of a Plan of the Company and within five Business Days after the Company knows or has reason to know that such request has been submitted to the DOL and/or IRS in the case of a Plan of the Company's ERISA Affiliates.

3H. SBIC Regulatory Provisions.

(a) At the same time the Company delivers its annual financial statements to the Purchasers hereunder and at such other times as the SBIC Holder reasonably requests, the Company shall deliver to SBIC Holder an Officer's Certificate certifying in reasonable detail the use by the Company and its Subsidiaries of the proceeds of the sale of the Common Stock hereunder. In addition to any other rights granted hereunder, the Company shall grant SBIC Holder and the SBA reasonable access to the Company's books and records for the purpose of verifying the use of such proceeds and for the purpose of determining whether the principal business activity of the Company and its Subsidiaries continues to constitute an eligible business activity (within the meaning of the SBIC Regulations).

(b) Upon the occurrence of a Regulatory Violation or in the event that the SBIC Holder determines in its reasonable good faith judgment that a Regulatory Violation has occurred, in addition to any other rights and remedies to which it may be entitled as a holder of securities of the Company (whether under this Agreement, the Stockholders Agreement, the Registration Agreement, the Articles of Incorporation or otherwise), the SBIC Holder shall have the right to the extent required under the SBIC Regulations to demand the immediate repurchase of all of the outstanding shares of capital stock owned by the SBIC Holder at a price per share equal to the purchase price paid for such stock, plus all accrued or declared and unpaid dividends and interest thereon, if any, by delivering written notice of such demand to the Company. The Company shall pay the purchase price for such stock by wire transfer of immediately available funds to the SBIC Holder within 30 days after the Company's receipt of the demand notice, and upon such payment, the SBIC Holder shall deliver the certificates or instruments evidencing the securities to be repurchased, duly endorsed for transfer or accompanied by duly executed forms of assignment.

(c) At such time as any SBIC Holder requests, the Company shall deliver to the SBIC Holder a written assessment of the economic impact of the SBIC Holder's investment in the Company, specifying (x) the full-time equivalent jobs created or retained by the SBIC Holder in connection with the transactions contemplated hereby and (y) the impact of the SBIC Holder's investment contemplated hereby on revenues and profits of the Company and its Subsidiaries and on taxes paid by the Company and its employees, to the extent such information is reasonably necessary for the SBIC Holder to comply with the SBIC Regulations (which shall be determined by the SBIC Holder).

(d) In the event that the SBIC Holder determines that it has a Regulatory Problem, the SBIC Holder shall have the right to transfer its securities without regard to any restriction on transfer set forth in this Agreement or any other agreement to which the SBIC Holder is a party (other than the securities laws restrictions); provided that the transferee agrees to become a party to this Agreement or such other agreement. The Company shall take all such actions as are reasonably requested by each SBIC Holder in order to (a) effectuate and facilitate any transfer by such SBIC Holder of any securities of such Company then held by such SBIC Holder to any Person designated by such SBIC Holder, (b) permit such SBIC Holder (or any of its Affiliates) to exchange all or any portion of any voting security then held by it on a share-for-share basis for shares of a nonvoting security of the Company, which nonvoting security shall be identical in all respects to the voting security exchanged for it, except that it shall be nonvoting and shall be convertible into a voting security on such terms as are requested by such SBIC Holder in light of regulatory considerations then prevailing, (c) continue and preserve the respective allocations of the voting interests with respect to the Company arising out of such SBIC Holder's ownership of voting securities and/or provided in the Stockholders Agreement before the transfers and amendments referred to above (including entering into such additional agreements as are reasonably requested by such SBIC Holder to permit any Person(s) designated by such SBIC Holder to exercise any voting power which is relinquished by the SBIC Holder), and (d) amend this Agreement, the Stockholders Agreement, the Registration Agreement, the Company's Articles of Incorporation, the Company's Bylaws and related agreements and instruments to effectuate and reflect the foregoing. The parties to this Agreement agree to vote their securities in favor of such amendments and actions.

3I. Current Public Information. The Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder and shall take such further action as any holder or holders of Securities may reasonably request, all to the extent required to enable such holders to sell Common Stock pursuant to (i) Rule 144 or Rule 144A adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission or (ii) a registration statement on Form S-2 or S-3 or any similar registration form hereafter adopted by the Securities and Exchange Commission. Upon request, the Company shall deliver to any holder of Common Stock a written statement as to whether it has complied with such requirements.

Section 4. Negative Covenants. For so long as the Purchasers together hold in the aggregate at least 5% of the outstanding shares of Common Stock of the Company, without the prior written consent of each of the Purchasers, the Company shall not, and shall ensure that each of its Subsidiaries shall not (it being understood that this Section 4 shall be independent of, and nothing in this Section 4 shall be deemed to limit, supersede or otherwise affect, any provision of any other agreement to which the Company is a party, including any provision or term of the First Purchase Agreement):

4A. Acquisition; Consolidation; Reorganization. (i) Merge or consolidate with any Person (except for the merger of any Wholly-Owned Subsidiary of the Company with the Company, with the Company surviving), (ii) subject to the proviso following clause (iv) of this Section 4A, acquire, directly or indirectly, in any transaction or series of transactions, all or substantially all of the Stock or assets or business of any Person; (iii) subject to the proviso following clause (iv) of this Section 4A, acquire, directly or indirectly assets other than current assets in the ordinary course of business or (iv) liquidate, dissolve or effect a reorganization in any form of transaction (including any reorganization into partnership form), except for a liquidation of a Wholly-Owned Subsidiary of the Company; provided however, that notwithstanding the foregoing, this Section 4A shall not prohibit the Company from acquiring assets or making Investments so long as the aggregate purchase price thereof (including the amount of liabilities assumed, if any) does not exceed $250,000 in any twelve-month period or $500,000 in total from and after the Closing.

4B. Investments. Make any loans or advances to, or make or hold any other Investment in, any Person, except as provided in Section 4A and except for (a) extensions of trade credit made in the ordinary course of business consistent with past custom and practice, (b) Investments having a stated maturity no greater than one year in (i) readily marketable direct obligations of the United States government or any agency thereof or obligations guaranteed by the United States government, (ii) certificates of deposit of U.S. commercial banks having combined capital and surplus of at least $250,000,000, (iii) commercial paper with a rating from a nationally recognized credit rating agency in such agency's highest rating category, or (iv) repurchase agreements relating to securities issued or guaranteed as to principal and interest by the United States of America and (c) travel and other expense advances to management personnel and employees in the ordinary course of business.

4C. Contingent Liabilities. Become liable for any Guarantees, except for (a) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (b)  Guarantees existing as of the date hereof and described on the attached Guarantees Schedule.

4D. Liens. Create, incur, assume or suffer to exist any Liens (except Permitted Liens) upon or with respect to any of its property or assets, whether now owned or hereafter acquired, or on any income or profits thereof, or assign or otherwise convey any right to receive income or other property.

4E. Amendment to the Company's Articles of Incorporation and Bylaws. Make any amendment to the terms of the Company's Articles of Incorporation or By-laws in any manner which adversely affects the rights, powers or relative priorities of the holders of Common Stock.

4F. Conduct of Business. Enter into the ownership, active management or operation of any business other than the business conducted by the Company on the Closing Date, including the manufacturing of outdoor corporate identification products and related ancillary activities, or engage in any activity which could result in a Forfeiture Proceeding.

4G. Affiliated Transactions. Except as set forth on the Affiliated Transactions Schedule, enter into any agreement or transaction, including the purchase, sale or exchange of property or the rendering of any service, with any of its, or any Subsidiary's, officers, directors or Affiliates or any individual related by blood or marriage to any such Person, or any entity in which any such Person or individual owns a material beneficial interest, except for transactions entered into after the Closing Date upon fair and reasonable terms no less favorable to the Company or its Subsidiaries than the terms the Company or its Subsidiaries would obtain in a comparable arm's-length transaction with a Person not an Affiliate and approved in advance by the Company Board.

4H. Public Disclosures. Subject to the Company=s obligations under the federal securities laws, disclose any Purchaser's name or identity as an investor in the Company in any press release or other public announcement or in any document or material filed with any Government Entity, without prior written notice to such Purchaser describing in reasonable detail the proposed content of such disclosure and permitting such Purchaser to review and comment upon the form and substance of such disclosure and make reasonable changes thereto.

4I. Use of Proceeds. Use any proceeds from the sale of Common Stock hereunder, or permit any of its Subsidiaries to use any of such proceeds, directly or indirectly, (a) for the purposes of purchasing or carrying any "margin securities" within the meaning of Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), or (b) for the purpose of arranging for the extension of credit secured, directly or indirectly, in whole or in part by collateral that includes any "margin securities."

4J. Equity Issuances. Except as expressly contemplated by this Agreement, authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of, (a) any capital stock or other equity securities (or any securities convertible into or exchangeable for any capital stock or other equity securities) or (b) any notes or debt securities containing equity features (including any notes or debt securities convertible into or exchangeable for capital stock or other equity securities, issued in connection with the issuance of capital stock or other equity securities or containing profit participation features).

4K. ERISA Compliance. Either (a) incur, or permit any ERISA Affiliate to incur, any liability to the IRS, the DOL or PBGC (other than for premiums due PBGC which will be paid when due) with respect to any Plan which equals or exceeds $250,000 (b) withdraw (either partially or completely) from any Multiemployer Plan, if the liabilities exceed the assets under such Plan, or upon the complete or partial withdrawal from such Multiemployer Plan, would equal or exceed $250,000, (c) provide, or permit any ERISA Affiliate to provide, medical or life insurance benefits to former employees of the Company or its Subsidiaries (other than in accordance with Section 601 of ERISA or 4980B of the IRC or as may hereafter be required by law) or (d) with respect to any Pension Plan, incur, or permit any ERISA Affiliate to incur, a reporting obligation for any Reportable Event which could constitute grounds for partial termination of any Pension Plan or termination by the PBGC of any Pension Plan or for the appointment by the appropriate United States District Court of a trustee to administer any Pension Plan.

Section 5. Representations and Warranties of the Company. To induce the Purchasers to consummate the transactions contemplated hereby, the Company represents and warrants to the Purchasers that each and all of the following statements are true, correct and complete as of the date of execution and delivery of this Agreement and will be true, correct and complete as of the Closing after giving effect to the transactions contemplated hereby to occur on or prior to the Closing Date:

5A. Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Texas, is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except where failure to so qualify would not have a Materially Adverse Effect. The Company has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted and to carry out the transactions contemplated by this Agreement and the other agreements contemplated hereby. The Company possesses all material licenses, permits, consents and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted. The stock certificate books and the stock record books of the Company are correct and complete in all material respects. The Company is in compliance with its Articles of Incorporation and bylaws, each as amended, and the copies of the Company's Articles of Incorporation and bylaws of the Company which have been furnished to the Purchasers' special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete and in compliance with all applicable provisions of law.

5B. Capital Stock and Related Matters.

(a) As of the Closing and after giving effect to the transactions contemplated hereby, the authorized capital stock of the Company shall consist of (i) 15,000,000 shares of Common Stock, of which 3,650,501 shares are issued and outstanding, 854,259 shares are reserved for issuance upon exercise of Warrants, 154,079 shares are reserved for issuance upon exercise of options and other rights to acquire the Company's capital stock and 585,143 shares are held in the Company's treasury, (ii) 52,500 shares of Series A Preferred, all of which shall be issued and outstanding, (iii) 7,000 shares of Series B Preferred, all of which shall be issued and outstanding, and (iv) 6,250 shares of Series C Preferred, all of which shall be issued and outstanding. As of the Closing, all of the outstanding shares of the Company's Common Stock, Series A Preferred, Series B Preferred and Series C Preferred shall be validly issued, fully paid and nonassessable.

(b) As of the Closing, and except as set forth on the attached Capitalization Schedule, the Company shall not have outstanding any Stock or any stock appreciation or phantom stock rights or plans and shall not be subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire or retire any of its Stock, except pursuant to the Stockholders Agreement and the Warrants.

(c) There are no statutory or contractual stockholders' preemptive rights or rights of first offer or refusal with respect to the issuance of the Common Stock hereunder or with respect to any other issuance of Stock of the Company, except as provided in the Stockholders Agreement. The Company has not violated any applicable Securities Laws in connection with the offer, sale or issuance of any of its Stock; and the offer, sale and issuance of the Common Stock hereunder does not and will not require registration under any applicable Securities Laws. There are no proxies or agreements among the stockholders of the Company with respect to the voting or transfer of the Stock or with respect to any other aspect of Company's affairs, except this Agreement, the First Purchase Agreement, the Stockholders Agreement and the Registration Agreement.

5C. Subsidiaries; Partnerships. Except as described on the attached Subsidiaries Schedule, the Company has no Subsidiaries, is not a partner in any partnership and holds no Stock in any other Person.

5D. Authorization; No Breach. The Company has duly authorized the execution, delivery and performance of this Agreement, the Stockholders Agreement, the Registration Agreement and each other agreement contemplated hereby or thereby to which it is a party. This Agreement, the Stockholders Agreement, the Registration Agreement, the Company's Articles of Incorporation and each other agreement contemplated hereby and thereby to which the Company is a party constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms. Except as set forth on the attached Restrictions Schedule, the execution and delivery by the Company of this Agreement, the Stockholders Agreement, the Registration Agreement and all other agreements contemplated hereby and thereby to which it is a party, the offering, sale and issuance of the Common Stock hereunder, and the fulfillment of and compliance with the respective terms hereof and thereof by the Company does not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Lien upon the stock or assets of the Company pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice to any Government Entity pursuant to, the Articles of Incorporation or bylaws of the Company, or any Law, statute, rule or regulation to which the Company is subject, or any material agreement, instrument, order, judgment or decree to which the Company is subject. No stockholder approval under any Law, statute, rule or regulation to which the Company is subject is required in connection with issuance of the Securities hereunder.

5E. Financial Statements.

(a) Attached hereto as the Financial Statements Schedule are (i) the unaudited balance sheet of the Company as of February 28, 2001, and the related statements of income and cash flows for the two-month period then ended (such balance sheet, the "Latest Balance Sheet"); (ii) the audited consolidated balance sheets of the Company as of December 31, 1998, December 31, 1999, and December 31, 2000 (the balance sheet for December 31, 2000 being referred to as the "Latest Audited Statement ") and the related audited consolidated statements of income and cash flows for each of the Fiscal Years then ended, and (iii) the estimated pro forma balance sheet of the Company as of the Closing Date, reflecting the assets, liabilities and stockholders' equity of the Company as of the Closing Date, adjusted to reflect, as applicable, the effect of the transactions contemplated hereby, including, the costs and expenses related to the foregoing.

(b) Except as set forth on the attached Financial Statements Schedule, each of the foregoing financial statements (including the notes thereto, if any), presents fairly the consolidated financial position, results of operations and cash flows of the Company, and is prepared in accordance with GAAP, consistently applied, as of the dates and for the periods set forth therein, subject in the case of the unaudited financial statements to the lack of footnote disclosure and changes resulting from normal year-end adjustments.

5F. Absence of Undisclosed Liabilities. Except as set forth on the attached Liabilities Schedule, the Company has no obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing, other than: (a) liabilities fully disclosed and adequately provided for in the Latest Balance Sheet, and (b) current liabilities which have arisen, and obligations under agreements entered into, after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit).

5G. No Material Adverse Change. There has been no material adverse change in the business, assets, operations, financial condition, operating results, earnings, customer and supplier relations or employee and sales representative relations of the Company since the date of the Latest Audited Statement.

5H. Assets. Except as set forth on the attached Assets Schedule, the Company has good and indefeasible title to, or a valid leasehold interest in, the properties and assets it uses, the properties and assets shown on the Latest Balance Sheet or acquired thereafter and all assets necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted, free and clear of all Liens, except for properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any notes thereto). Except as described on the attached Assets Schedule, buildings, equipment and other tangible assets of the Company are in good operating condition other than ordinary wear and tear and are fit for use in the ordinary course of business.

5I. Investment Company Act. The Company is not an "investment company" or an "Affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

5J. Margin Regulations. The Company does not own any "margin security" as such term is defined in Regulation U of the Federal Reserve Board, and none of the proceeds of the Common Stock will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the securities purchased under this Agreement to be considered "purpose credit" within the meaning of Regulations T, U or X of the Federal Reserve Board. The Company has not taken or permitted, and will not permit any agent acting on its behalf to take, any action which might cause this Agreement or any document or instrument delivered hereunder to violate such Regulation T, U or X, any other regulation of the Federal Reserve Board, or Section 8 of the Exchange Act or any rule or regulation thereunder. No proceeds of the issuance of the Common Stock will be used to acquire any security in any transaction which is subject to Section 13 or 14 of the Exchange Act, including Sections 13(d) and 14(d) thereof.

5K. Tax Matters. Except as set forth on the Tax Schedule attached hereto, the Company has filed all Tax returns and other reports which it is required to file under applicable Laws and regulations; all such returns and reports are complete and correct in all material respects; the Company has paid all Taxes due and owing by it and has withheld and paid over all Taxes which it is obligated to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party, and has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; no foreign, federal, state, provincial or local Tax audits are pending or being conducted with respect to the Company, no information related to Tax matters has been requested by any foreign, federal, state, provincial or local Tax authority and no notice indicating an intent to open an audit or other review has been received by the Company from any foreign, federal, state, provincial or local Tax authority; and there are no unresolved questions or claims concerning Tax liability of the Company. Except as set forth on the Tax Schedule, the Company has not made an election under '341(f) of the IRC, is not a party to any Tax sharing or allocation agreement, and has no liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise. The accrual for current Taxes on the Latest Balance Sheet would be adequate to pay all of the current Tax liabilities of the Company, if the current Tax year were treated as having ended on the date of the Latest Balance Sheet consistent with past practices.

5L. Contracts and Commitments. Except as expressly contemplated by this Agreement or as set forth on the attached Contracts Schedule, the Company is not a party (including after giving effect to the Company) to any written or oral:

(a) pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation to employees or any other employee benefit plan or arrangement, or any contract with any labor union, or any severance agreements;

(b) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $25,000 or contract relating to loans to officers, directors or affiliates;

(c) contract under which the Company has advanced or loaned any other Persons amounts in the aggregate exceeding $25,000;

(d) agreement or indenture relating to the borrowing of money or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of assets of the Company;

(e) Guarantee of any obligation (other than by the Company of a wholly-owned Subsidiary's debts or a guarantee by a Subsidiary of the Company's debts or another Subsidiary's debts);

(f) lease or agreement under which the Company or any Subsidiary is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $25,000;

(g) lease or agreement under which the Company or any Subsidiary is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company or any Subsidiary;

(h) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves aggregate annual consideration in excess of $25,000 except purchase orders from existing customers or to existing vendors, in either case in the ordinary course of business;

(i) assignment, license, indemnification or agreement with respect to any intangible property (including any patent, trademark, trade name, copyright, know-how, trade secret or confidential information);

(j) warranty agreement with respect to its services rendered or its products sold or leased;

(k) agreement under which it has granted any Person any registration rights (including piggyback rights);

(l) contract, agreement or other arrangement with any officer, director, employee or Affiliate, or any Affiliate of any officer, director or employee;

(m) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world; or

(n) any other agreement which is material to its operations and business prospects or which involves a consideration in excess of $25,000 annually.

Except as set forth on the Contracts Schedule, all of the contracts, agreements and instruments required to be listed thereon are valid, binding and enforceable in accordance with their respective terms. Except as set forth on the Contracts Schedule, the Company and its Subsidiaries are not in default or breach under any such contract, agreement or instrument, and no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance under any such contract, agreement or instrument; none of the Company or its Subsidiaries has any present expectation or intention of not fully performing all such obligations; none of the Company and its Subsidiaries has any knowledge of any breach or anticipated breach by the other parties to any such contract or commitment; and none of the Company and its Subsidiaries is a party to any contract or commitment the performance of which would have a Materially Adverse Effect.

5M. Trademarks, Patents. Except as set forth on the Intellectual Property Schedule attached hereto, the Company possesses or has the right to use all of the patents, trademarks, trade names, service marks and copyrights, and applications therefor, and all technology, know-how, processes, methods and designs used in or necessary for the conduct of its business, without known conflict with the rights of others; there have been no written claims made upon the Company against the Company asserting the invalidity, misuse or unenforceability of any Proprietary Right, and there are no grounds for the same; the Company has not received a notice of conflict with the asserted rights of others within the last five years; and to the knowledge of the Company the conduct of the business of the Company has not infringed or misappropriated nor infringes or misappropriates any Proprietary Right of other Persons, nor would any future conduct as presently contemplated infringe any Proprietary Right of other Persons and, to the Company's knowledge, the Proprietary Rights owned by the Company have not been infringed or misappropriated by other Persons.

5N. Litigation, etc. Except as set forth on the attached Litigation Schedule, (i) there are no actions, suits, proceedings, orders, investigations or claims pending or, to the Company's knowledge, threatened against or affecting the Company or pending or threatened against or affecting any of the officers, directors or employees of the Company with respect to any of the Company's businesses or proposed business activities, at law or in equity, or before or by any Government Entity which if adversely determined, could have a Materially Adverse Effect, including any action, proceeding, claim, order, lawsuit and/or investigation conducted by or before any Government Entity with respect to the transactions contemplated by this Agreement; (ii) the Company is not subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the Company's knowledge, any governmental investigations or inquiries; and (iii) to the best of the Company's knowledge, there is no reasonable basis for any of the foregoing. The Company is not subject to any judgment, order or decree of any court or other governmental agency, and the Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which in any of such cases may have a Materially Adverse Effect (including after giving effect to the Recapitalization.

5O. No Forfeiture. The Company is not engaged in, nor does it propose to be engaged in, the conduct of any business or activity which could result in a Forfeiture Proceeding, and no Forfeiture Proceeding against the Company is pending or, to the knowledge of the Company, threatened.

5P. Small Business Matters. The Company, together with its "affiliates" (as that term is defined in '121.401 of the SBIC Regulations), is a "small business concern" within the meaning of the SBIC Act and SBIC Regulations, including '121.802 of the SBIC Regulations. The information regarding the Company and its affiliates set forth in SBA Form 480, Form 652 and Part A of Form 1031 delivered at the Closing is accurate and complete. Copies of such forms shall have been completed and executed by the Company and delivered to each Purchaser that is an SBIC at the Closing together with a written statement of the Company regarding its planned use of the proceeds from the sale of the Common Stock. Neither the Company nor any Subsidiary presently engages in, and it shall not hereafter engage in, any activities, nor shall the Company or any Subsidiary use directly or indirectly the proceeds from the sale of the Common Stock hereunder for any purpose, for which a SBIC is prohibited from providing funds by the SBIC Act and the SBIC Regulations (including '107.804 and '107.901 of the SBIC Regulations).

5Q. Brokerage. Except as set forth on the Brokerage Schedule attached hereto, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement binding upon the Company. The Company shall pay, and hold the Purchasers harmless against, any and all liability, loss or expense (including reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claims.

5R. Insurance. The Company is not in default with respect to its obligations under any insurance policy maintained by it. The insurance coverage of the Company is of customary type and covers casualties, risks and contingencies of such types and in amounts not less than as are customary for prudent corporations of similar size engaged in similar lines of business under similar circumstances.

5S. Employees. Except as set forth on the attached Employees Schedule, (i) the Company is not aware that any officer, executive or other key employee of the Company or any group of employees of the Company has any plans to terminate employment with the Company; (ii) the Company has complied and is compliance in all material respects with all Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of any Taxes, and the Company does not have any labor relations problems (including any union organization activities, threatened or actual strikes or work stoppages or material grievances); and (iii) the Company is not, and none of the employees of the Company is, subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreement relating to, affecting or in conflict with, the present or proposed business activities of the Company.

5T. Compliance with Laws. The Company has not violated any Laws which violation has had or would reasonably be expected to have a Materially Adverse Effect, and the Company has not received notice of any such violation or alleged violation. No payments for political contributions or bribes, kickback payments or other illegal payments have been made by the Company at any time.

5U. Affiliated Transactions. Except as set forth on the attached Affiliated Transactions Schedule, no Affiliate of the Company or any officer, director, stockholder or employee of any such Affiliate (other than any such as are also officers, directors or employees of the Company), any individual related by blood or marriage to any such Person, or any entity in which any such Person, directly or indirectly, owns any beneficial interest, is a party to any agreement, contract, commitment, transaction or proposed transaction with the Company or has any interest in any property used by the Company.

5V. Indebtedness. The attached Indebtedness Schedule sets forth all outstanding Indebtedness of the Company, including Indebtedness under the Loan Documents. There exists no default or event of default under the provisions of any instrument evidencing such Indebtedness or of any agreement relating thereto including the Loan Documents.

5W. ERISA. Except as set forth on the Employee Benefits Schedule:

(a) Multiemployer Plans. The Company has no obligation to contribute to (or any other liability, including current or potential Withdrawal Liability, with respect to) any Multiemployer Plan. To the extent that any Multiemployer Plan is set forth on the Employee Benefits Schedule, the Company has no current or potential withdrawal liability under such Multiemployer Plan.

(b) Retiree Welfare Plans. The Company does not maintain or have any obligation to contribute to (or any other liability with respect to) any plan or arrangement whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or dependents (except for continued medical benefit coverage required to be provided under Section 4980B of the IRC or as required under applicable state Laws).

(c) Defined Benefit Plans. The Company does not maintain, contribute to or have any liability under (or with respect to) any employee plan which is a "defined benefit plan" (as defined in Section 3(35) of ERISA), whether or not terminated.

(d) Defined Contribution Plans. The Company does not maintain, contribute to or have any liability under (or with respect to) any employee plan which is a "defined contribution plan" (as defined in Section 3(34) of ERISA), whether or not terminated.

(e) Other Plans. The Company does not maintain, contribute to or have any liability under (or with respect to) any plan or arrangement providing benefits to current or former employees, including any bonus plan, plan for deferred compensation, severance, employee health or other welfare benefit plan or other arrangement, whether or not terminated and whether or not subject to ERISA including "employee welfare benefit plans" as defined in Section 3(1) of ERISA.

(f) The Company. For purposes of this Section 5X (other than subsection (e) or (h), the terms "the Company" includes all organizations under common control with the Company pursuant to Section 414 of the IRC. For purposes of liability under Title IV of ERISA, the terms "the Company" shall include any member of its Controlled Group.

(g) Unfunded Liability. No plan maintained by the Company or to which the Company has an obligation to contribute, or with respect to which the Company has any other liability, has unfunded benefit obligations or any unfunded liability. All contributions, premiums or payments under or with respect to a each plan which is set forth on the attached Employee Benefits Schedule which are due on or before the Closing Date have been paid.

(h) Plan Qualification and Compliance. Each employee benefit plan set forth on the attached Employee Benefits Schedule that is or has been maintained for the benefit of employees of the Company that is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter from the IRS as to the qualification of such plan and, to the best knowledge of the Company after due inquiry, nothing has occurred since the date of such determination letter that could reasonably be expected to adversely affect the qualification of such plan. Each employee benefit plan set forth on the attached Employee Benefits Schedule that is or has been maintained for the benefit of employees of the Company and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance in all material respects with their respective terms and with all applicable Laws.

(i) The Company has not incurred and has no reason to expect that it will incur, any liability to the Pension Benefit Guaranty Corporation (other than premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any employee pension benefit plan that the Company or any ERISA Affiliate maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute.

5X. Environmental and Safety Matters.

(a) Except as set forth in Section (a) of the Environmental Schedule, the Company has complied with and is currently in compliance in all material respects with all Environmental and Safety Requirements, the non-compliance with which will or threatens to impose a material liability on the Company, and the Company has not received any oral or written notice, report or information regarding any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to the Company or any of its properties or facilities.

(b) Except as set forth in Section (b) of the Environmental Schedule, without limiting the generality of the foregoing, the Company has obtained and complied with, and is currently in compliance in all material respects with, all material permits, licenses and other authorizations that are required pursuant to any Environmental and Safety Requirements for the occupancy of its properties or facilities or the operation of its businesses.

(c) Except as set forth in Section (c) of the Environmental Schedule, neither this Agreement nor the consummation of the transactions contemplated by this Agreement shall impose any obligations on the Company for site investigation or cleanup, or notification to or consent of any government agencies or third parties under any Environmental and Safety Requirements (including any so called "transaction-triggered" or "responsible property transfer" laws and regulations).

(d) Except as set forth in Section (d) of the Environmental Schedule, none of the following exists at any property or facility owned, occupied or operated by the Company:

(1) underground storage tanks or surface impoundments;

(2) asbestos-containing materials friable; or

(3) materials or equipment containing friable polychlorinated biphenyls.

(e) Except as set forth in Section (e) of the Environmental Schedule, the Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any Hazardous Materials, or owned, occupied or operated any facility or property, so as to give rise to liabilities of the Company for response costs, natural resource damages or attorneys fees pursuant to CERCLA or any other Environmental and Safety Requirements.

(f) Without limiting the generality of the foregoing, to the knowledge of the Company, no facts, events or conditions relating to the past or present properties, facilities or operations of the Company shall prevent, hinder or limit in any material respect continued compliance with Environmental and Safety Requirements, give rise to any corrective, investigatory or remedial obligations pursuant to Environmental and Safety Requirements or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements (including those liabilities relating to onsite or offsite Releases or threatened Releases of Hazardous Materials, substances or wastes, personal injury, property damage or natural resources damage).

(g) Except as set forth in Section (g) of the Environmental Schedule, the Company has not, either expressly or by operation of law, assumed or undertaken any liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.

(h) No Environmental Lien has attached to any property owned, leased or operated by the Company.

5Y. Real Property Holding Corporation Status. Since its date of incorporation, the Company has not been, and as of the date of the Closing shall not be, a "United States Real Property Holding Corporation," as defined in Section 897(c)(2) of the IRC and in Section 1.897-2(b) of the Treasury Regulations issued thereunder. The Company has no current plans or intentions which would cause it to become a "United States Real Property Holding Company," and the Company has filed with the IRS all statements, if any, with its United States income Tax returns which are required under Section 1.897-2(h) of the Treasury Regulations.

5Z. Certain Government Regulations. The Company is not subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other Law which regulates the incurring of Indebtedness by any of them, including Laws relating to common contract carriers or the sale of electricity, gas, steam, water or other public utility services.

5AA. Closing Date. The representations and warranties of the Company contained in this Section 5 and elsewhere in this Agreement and all information contained in any exhibit, schedule or attachment hereto or in any certificate or other writing delivered by, or on behalf of, the Company to any of the Purchasers shall be correct and complete on the date of the Closing as though made after giving effect to the transactions contemplated hereby to occur on the Closing Date.

Section 6. Representations and Warranties of Purchasers. Each Purchaser hereby represents and warrants severally, as to itself (and not jointly), that each and all of the following statements are true and correct and complete as of the date of execution and delivery of this Agreement and will be true, correct and complete as of the Closing after giving effect to the transactions contemplated hereby to occur on or prior to the Closing Date.

6A. Due Authorization. Such Purchaser has all requisite power and authority to enter into this Agreement and the agreements contemplated hereby and to consummate the transactions contemplated hereby and thereby. The execution and delivery hereof and of each of the agreements contemplated hereby to which such Purchaser is a party, the performance by such Purchaser of its obligations hereunder and thereunder and the consummation by such Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of such Purchaser. No other proceeding on the part of such Purchaser is necessary to authorize the execution and delivery of this Agreement and the other agreements contemplated hereby by such Purchaser or the performance by such Purchaser of its obligations hereunder or thereunder or the consummation by such Purchaser of the transactions contemplated hereby and thereby. Each of this Agreement and the agreements contemplated hereby constitute, or when executed and delivered will constitute, a valid and legally binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms.

6B. Consents and Approvals. Each Purchaser has obtained all consents, approvals or authorizations from each Governmental Entity or other Persons prescribed by any Law, contract or agreement which may be required for the execution, delivery and performance of this Agreement and the other agreements contemplated hereby by each Purchaser or the consummation by each Purchaser of the transactions contemplated hereby and thereby.

6C. Investment Intent. Such Purchaser is acquiring the Securities issued hereunder and acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment and without a view of making a distribution thereof within the meaning of the Securities Act, and that such Purchaser has no intention of selling such Securities in violation of applicable Securities Laws; provided that (i) the disposition of any Securities held by such Purchaser shall at all times be within such Purchaser=s control and (ii) nothing contained herein or in the Stockholders Agreement or the Registration Agreement shall prevent such Purchaser and subsequent holders of Securities from transferring such securities in compliance with the provisions hereof and thereof. Each of the Purchasers hereby agrees that none of such Securities shall be sold or transferred by such Purchaser in violation in the Securities Laws. Each of the Purchasers is aware that the shares of Common Stock issued hereunder have not been registered under the Securities Act or any other Securities Laws and that the Company is not obligated to register such Securities except in accordance with the provisions of the Registration Agreement, and that such Securities must be held indefinitely unless subsequently registered or an exemption from such registration is available.

6D. Access: Sophistication: etc. Such Purchaser is an Aaccredited investor @ as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. Each Purchaser and its agents and representatives have such knowledge and experience in financial and business matters as to enable them to utilize the information made available to them in connection with the purchases contemplated hereby, to evaluate the merits and risks of an investment in the Company and to make an informed decision with respect thereto and such an evaluation and informed decision has been made. Such Purchaser represents that it has had an opportunity to ask questions and receive answers from the Company, and examine such documents, agreements and instruments, regarding the terms and conditions of the offering of the Securities, the Company=s business plan and results of operation, this Agreement and the Agreements contemplated hereby, all certificates delivered in connection therewith, and the business, properties, prospects and financial condition of the Company. Such Purchaser represents that it is experienced in evaluating and investing in private placement transactions of securities of companies in stages of development similar to that of the Company, and that it has not been formed for the purpose of acquiring the Securities. Such Purchaser acknowledges that it can bear the economic risk of loss of all of its investment in the Company. Notwithstanding the provisions of this Section 6D, however, such Purchaser is relying upon the representations and warranties of the Company contained in this Agreement in connection with the decision of such Purchaser to enter into this Agreement and consummate the transactions contemplated hereby.

Section 7. Definitions.

7A. Defined Terms. For the purposes of this Agreement, the following terms have the meanings set forth below:

"Affiliate" shall mean, with respect to any Person, (i) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 10% or more of the Stock having ordinary voting power in the election of directors of, or 10% or more of the common equity of, such Person, (ii) each Person that controls, is controlled by or is under common control with, such Person or any Affiliate of such Person, and (iii)  each of such Person's officers, directors, joint venturers and partners. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted by Law or other action by a Government Entity to be closed in the State of Illinois.

"Capitalized Lease" means a lease of (or other agreement conveying the right to use) real or personal property with respect to which at least a portion of the rent or other amounts thereon constitute Capitalized Lease Obligations.

"Capitalized Lease Obligations" of a Person shall mean all monetary obligations of such Person or any Subsidiary of such Person under a lease or similar arrangement, which obligations would be classified and accounted for as capital obligations on a consolidated balance sheet of such Person under GAAP taken at the amount thereof accounted for as indebtedness (net of interest expense) in accordance with such principles.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

"Common Stock" shall include the Common Stock and any shares of any class of the Company's capital stock hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

"Controlled Group" of any Person means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) which at the relevant time are under common control which, together with such Person, as the case may be, are treated as a single employer under Section 414(b), (c), (m) or (o) of the IRC or Section 4001 of ERISA.

"DOL" shall mean the United States Department of Labor, or any successor thereof.

"Environmental and Safety Requirements" means all federal, state or local Laws, all contractual obligations and all common law, in each case concerning public health and safety, pollution or protection of the environment (including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Materials, noise or radiation).

"Environmental Lien" means any Lien, whether recorded or unrecorded, in favor of any Government Entity, relating to any liability of the Company or any of its Subsidiaries arising under any Environmental and Safety Requirements.

"ERISA" means the Employee Retirement Income Security Act of 1974 (or any successor legislation thereto), as amended from time to time and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Person, any trade or business (whether or not incorporated) which at the relevant time is under common control with such Person and which, together with such Person, are treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the IRC.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

"First Purchase Agreement" means that certain Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement dated as of September 30, 1998, by and between the Company, the Purchasers and certain members of the Company's management, as amended from time to time.

"Fiscal Year" means the fiscal year of the Company ending on December 31.

"Forfeiture Proceeding" means any action or proceeding affecting the Company or any of its Subsidiaries before any Government Entity which may result in the forced disposition (by the exercise of the power of eminent domain, expropriation or otherwise), seizure, expropriation or forfeiture of any property necessary for use in its business, or payment of a penalty, or revocation, termination or suspension of a license or approval necessary for use in its business which action or proceeding, if determined adversely to the Company or its Subsidiaries, would reasonably be expected to have a Materially Adverse Effect.

"GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

"Government Entity" means the United States of America or any other nation, any state, province or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any Tribunal.

"Guarantee" by a Person shall include any guarantee of the payment or performance of any Indebtedness or other obligation and any other arrangement whereby credit is extended to one obligor on the basis of any promise of such Person, whether that promise is expressed in terms of an obligation to pay the Indebtedness of such obligor, to provide reimbursement, or to purchase an obligation owed by such obligor, or to purchase goods and services from such obligor pursuant to a take-or-pay contract, or to maintain the capital, working capital, solvency or general financial condition of such obligor, whether or not any such arrangement is listed in the balance sheet of such Person, or referred to in a footnote thereto, but shall not include endorsements of items for collection in the ordinary course of business.

"Hazardous Materials" means anything that is a "hazardous substance" pursuant to CERCLA, anything that is a "hazardous waste" or "solid waste" pursuant to RCRA, and any other pollutant, contaminant, toxic chemical, petroleum product or by-product, asbestos or polychlorinated biphenyl.

"Indebtedness" with respect to any Person shall mean, without duplication, (a) all indebtedness of such Person or any Subsidiary of such Person in respect of money borrowed (including indebtedness which represents the unpaid amount of the purchase price of any property) and not constituting an account payable or expense accrual incurred or assumed in the ordinary course of business of such Person or any of its Subsidiaries, (b) all indebtedness of such Person or any Subsidiary of such Person evidenced by a promissory note, bond or similar written obligation to pay money, (c) all obligations of such Person upon which interest charges are customarily paid or accrued, other than trade debt, (d) all such indebtedness guaranteed by such Person or any Subsidiary of such Person (including pursuant to any Guarantee) or for which such Person or any Subsidiary of such Person is otherwise contingently liable, including Guarantees in the form of an agreement to repurchase or reimburse, and any commitment by which such Person or any Subsidiary of such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) all obligations secured by a Lien on property of such Person or any of its Subsidiaries (but shall not include operating leases), (f) Capitalized Lease Obligations, (g) all obligations of such Person in respect of interest rate protection agreements, (h) all obligations of such Person, actual or contingent, as an account party in respect of letters of credit or bankers' acceptances, (i) all obligations of any partnership or joint venture as to which such Person is or may become personally liable, and (j) all contingent obligations of such Person.

"Investment" as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, Stock, securities or other ownership interest (including partnership interests, limited liability company interests and joint venture interests) of, or any loan by such Person to, any other Person and (ii) any capital contribution by such Person to any other Person.

"IRC" means the Internal Revenue Code of 1986, as amended.

"IRS" shall mean the Internal Revenue Service.

"Laws" means all statutes, laws, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Government Entity (including Environmental and Safety Requirements).

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or other charge of any kind, including any conditional sale or other title retention agreement, any lease in the nature thereof and any lien or charge arising by Law, which secures the payment of a debt (including any Tax) or the performance of an obligation.

"Loan Documents" means that certain Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of September 30, 1998, by and between the Company and Comerica Bank-Texas, a Texas banking association, as amended from time to time, and all documents, agreements, certificates and other instruments executed in connection therewith.

"Materially Adverse Effect" means an effect, resulting, or which could result, from any occurrence or omission of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding), materially adverse to the business, condition (financial or otherwise) or operations of the Company and its Subsidiaries taken as a whole.

"Multiemployer Plan" shall mean a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, and to which any Person or any member of such Person's Controlled Group is making, is obligated to make, has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"Notes" means the Company's Senior Subordinated Notes originally issued on September 30, 1998, each as amended and reissued on the date hereof.

"Officer's Certificate" of any Person means a certificate signed on behalf of such Person by the chief executive officer, chief operating officer or chief financial officer (without any personal liability) of such Person stating that (i) the officer signing such certificate has made or has caused to be made such investigations as are reasonably necessary in order to permit such officer to verify the accuracy of the information set forth in such certificate, and (ii) to the best of such officer's knowledge, such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading.

"PBGC" shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

"Pension Plan" means a "pension plan," as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which the Company or any corporation, trade or business that is, along with the Company, a member of its respective Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

"Permitted Liens" means (i) the security interests held by the holders of the Senior Indebtedness under the Loan Documents to secure the repayment of Senior Indebtedness, (ii) Liens for Taxes or assessments and similar charges, which either are (A) not delinquent or (B) being contested diligently and in good faith by appropriate proceedings, and as to which the Company has set aside reserves on its books in accordance with GAAP, (iii) carriers', warehousemen's, mechanics', materialmen's or contractors' Liens or any similar Liens for amounts not yet due and payable, (iv) Permitted Purchase Money Liens, (v) Liens to secure the obligations of the Company under the Rate Protection Agreements (as defined in the Notes), (vi) Liens existing on the date of this Agreement and disclosed on the Lien Schedule attached hereto, (vii) deposits or pledges to secure payment of workers' compensation, unemployment insurance, old age pensions or other social security obligations, in the ordinary course of business of the Company and its Subsidiaries, (viii) Liens incurred or deposits or pledges made or given in connection with, or to secure payment of, indemnity, performance or other similar bonds in the ordinary course of business, and (ix) Liens arising solely by virtue of any statutory or common law provision relating to bankers' liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution, provided that (A) such deposit account is not a dedicated cash collateral account and is not subject to restriction against access by the Company in excess of those set forth by regulations promulgated by the Board of Governors of the Federal Reserve System, and (B) such deposit account is not intended by the Company to provide collateral to the depository institution.

"Permitted Purchase Money Liens" means any purchase money Lien on real property or equipment or other goods acquired (including any acquisition pursuant to a Capitalized Lease) by the Company or any of its Subsidiaries (a " Purchase Money Lien") in the ordinary course of its business so long as: (i) the transaction in which such Purchase Money Lien is proposed to be created is not prohibited by this Agreement; (ii) such Purchase Money Lien attaches only to the asset acquired (and to the extent applicable, any insurance thereon) in such transaction and does not extend to or cover any other assets of the Company or any of its Subsidiaries; (iii) the Indebtedness secured or covered by such Purchase Money Lien does not exceed 100% of the cost to the Company and its Subsidiaries of the asset acquired; and (iv) such Indebtedness is either (x) incurred on the date of acquisition of the asset acquired or (y) incurred for the purpose of refinancing or refunding any Indebtedness secured by a Permitted Purchase Money Lien, so long as the unpaid balance thereof following such refinancing does not exceed the amount thereof prior to such refinancing.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Government Entity or any department, agency or political subdivision thereof.

"Plan" means, with respect to any Person or either any member of its Controlled Group or any ERISA Affiliate, as required by the context at any time, an employee benefit plan, as defined in Section 3(3) of ERISA, which any Person or any of its Subsidiaries maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"Proprietary Rights" means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data and documentation, (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vii) other intellectual property rights and (viii) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

"RCRA" means the federal Resource Conservation and Recovery Act, as amended.

"Regulatory Problem" means any set of facts or circumstances wherein it has been asserted by any government entity (or any SBIC Holder reasonably believes that there is a substantial risk of such assertion) that any SBIC Holder is not entitled to hold, or exercise any significant right with respect to, capital stock of the Company.

"Regulatory Violation" means, with respect to the SBIC Holder,  a diversion of the proceeds of any financing received from the SBIC Holder from the reported use thereof, if such diversion was effected without obtaining the prior written consent of the SBIC Holder (which consent may be withheld in its sole discretion).

"Release" has the meaning set forth in CERCLA.

"Reportable Event" means any of the events listed in Section 4043 of ERISA.

"SBA" means the United States Small Business Administration, and any successor agency performing the functions thereof.

"SBIC" means a Small Business Investment Company licensed by an SBA under the SBIC Act.

"SBIC Act" means the Small Business Investment Act of 1958, as amended.

"SBIC Holder" means any SBIC holding any securities of the Company.

"SBIC Regulations" means the SBIC Act and the regulations issued by the SBA thereunder, codified at Title 13 of the Code of Federal Regulations ("13 CFR"), Parts 107 and 121.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Securities Laws" at any time means the Securities Act, Exchange Act and any similar securities laws of the United States or any state thereof which are then in force.

"Senior Indebtedness" has the meaning set forth in the Notes.

"Series A Preferred" means the Company's Series A Preferred Stock, par value $0.01 per share.

"Series B Preferred" means the Company's Series B Preferred Stock, par value $0.01 per share.

"Series C Preferred" means the Company's Series C Preferred Stock, par value $0.01 per share.

"Stock" of any Person means any stock, equity or profits interests, participations or other equivalents (however designated) of stock, whether voting or nonvoting, including any notes or securities with profit participation features, and any rights, warrants, options or other securities directly or indirectly convertible into or exercisable or exchangeable for any such stock, equity or profits interests, participations or other equivalents, or such other securities, (or any equivalent ownership interests, in the case of a Person which is not a corporation).

"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of stock entitled (irrespective of whether, at the time, shares of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, association or other business entity.

"Tax" means any federal, state, local, provincial, or foreign income, gross receipts, license, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, unemployment, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other tax, fee, assessment or charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Treasury Regulations" means the United States Treasury Regulations promulgated under the IRC, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

"Tribunal" means any government, arbitration panel, court or governmental department, commission, board, bureau, agency or instrumentality of the United States of America, Canada or any state, province, commonwealth, nation, territory, possession, county, parish, town, township, village, municipality or other governmental entity, whether now or hereafter constituted and/or existing.

"Warrants" means the warrants to purchase the Company's Common Stock issued pursuant to the First Purchase Agreement.

"Withdrawal Liability" means, at any time, the aggregate amount of the liabilities, if any, pursuant to Section 4021 of ERISA, and any increase in contributions pursuant to Section 4243 of ERISA with respect to all Multiemployer Plans.

"Wholly-Owned Subsidiary" of any Person means any corporation, partnership, association or other business entity of which (i) if a corporation, 100% of the stock and of the total voting power of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, 100% of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

7B. Accounting Terms. Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed, unless otherwise specifically provided herein, in accordance with GAAP consistently applied. That certain terms or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. Financial statements and other information furnished pursuant to this Agreement shall be prepared in accordance with GAAP as in effect at the time of such preparation. To the extent any change in GAAP affects any computation or determination required to be made pursuant to this Agreement, such computation or determination shall be made as if such change in GAAP had not occurred unless the Company and the Majority Holders agree in writing on an adjustment to such computation or determination to account for such change in GAAP.

Section 8. Miscellaneous.

8A. Expenses. The Company shall pay, and hold the Purchasers and their Affiliates harmless against liability for the payment of, (a) the reasonable fees and expenses of Kirkland & Ellis arising in connection with the negotiation and execution of this Agreement, each of the agreements contemplated hereby (including the Stockholders Agreement and Registration Agreement) and the consummation of the transactions contemplated hereby and thereby, (b) the fees and expenses reasonably incurred with respect to any amendments or waivers (whether or not the same become effective) under or in respect of any of this Agreement, the Stockholders Agreement, the Registration Agreement and the other agreements contemplated hereby or thereby and the Company's Articles of Incorporation (including in connection with any proposed merger, consolidation, sale or recapitalization of the Company), and (c) the fees and expenses incurred with respect to the enforcement of the rights granted under any of this Agreement, the Stockholders Agreement, the Registration Agreement, the Company's Articles of Incorporation and the other agreements contemplated hereby or thereby.

8B. Remedies. Each Purchaser shall have all rights and remedies of Purchasers set forth in this Agreement and the Company's Articles of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract (including the Stockholders Agreement and Registration Agreement) and all of the rights which such holders have under any Laws. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Laws. All such rights and remedies shall be cumulative and non-exclusive and may be exercised singularly or concurrently. One or more successive actions may be brought against the Company, either in the same action or in separate actions, as often as any of the Purchasers deems advisable.

8C. Indemnification. In consideration of each Purchaser's execution and delivery of this Agreement and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless each of the Purchasers, and each of their respective Affiliates, officers, directors, employees and agents(collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, arising out of or relating to (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Common Stock hereunder, or (b) the execution, delivery, performance or enforcement of this Agreement, the Stockholders Agreement, the Registration Agreement and any other instrument, document or agreement executed pursuant hereto by any of the Indemnitees. Notwithstanding the foregoing, "Indemnified Liabilities" will not include as to any Indemnitee any liabilities to the extent arising by reason of such Indemnitee's gross negligence or willful misconduct. Further, if and to the extent that the covenant included in this Section 8C may be unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable Laws.

8D. Consent to Amendments. The provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and each of the Purchasers. No other course of dealing between the Company and any Purchaser or any delay in exercising any rights hereunder or under any other agreement contemplated hereby or the Company's Articles of Incorporation shall operate as a waiver of any rights of any such holders.

8E. Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

8F. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Laws, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Laws, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

8G. Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

8H. Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever the term "including" is used in this Agreement, (whether or not that term is followed by the phrase "without limitation" or words of similar effect) it will be interpreted to be illustrative only and will not be interpreted as a limitation or an exclusive listing. The "knowledge" or "awareness" of a Person means the actual knowledge of such Person (which includes the actual knowledge of all officers, directors and executive employees of such Person after reasonable inquiry).

8I. Governing Law. The corporate law of the State of Texas shall govern all issues and questions concerning the relative rights and obligations of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

8J. Notices. All notices, demands and other communications given or delivered under this Agreement shall be in writing and shall be deemed to have been given upon receipt when delivered personally or by telecopy, one Business Day after being deposited with a reputable overnight courier service or three Business Days after being deposited in the U.S. Mail. Notices, demands and communications to the Purchasers and the Company, unless another address is specified in writing, shall be sent to the address or telecopy number indicated below and to the attention of such other persons indicated below or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party:

If to the Purchasers:

Bank of America, N.A.

231 South LaSalle Street

Chicago, Illinois 60697

Attn: Robert F. Perille

Andrea P. Joselit

Telecopier: 312/828-6298

with a copy to:

Kirkland & Ellis

200 East Randolph Drive

Chicago, Illinois 60601

Attn: John A. Weissenbach

Telecopier: 312/861-2200

If to the Company:

Zimmerman Sign Company

9846 Hwy 31 East

Tyler, Texas 75705

Attn: Chief Executive Officer

Telecopier: 903/535-7420

with a copy to:

Holme Roberts & Owens LLP

1700 Lincoln St.

Suite #4100

Denver, CO 80203

Attn: Charles D. Maguire

Telecopier: 303/866-0200

8K. Survival of Agreement; Indemnities. All covenants, agreements, representations and warranties made in this Agreement and in the certificates delivered pursuant hereto shall survive the Closing hereunder and the execution and delivery to the Purchasers of this Agreement and all other documents delivered hereunder or contemplated hereby regardless of any investigation made by any of the Purchasers or on behalf of any of the Purchasers and, except as otherwise expressly provided herein, shall continue in full force and effect so long as any of the Securities remain outstanding, except that the representations and warranties made herein shall continue only until the first anniversary of the Closing Date.

8L. Taxes and Fees. Should any recording or filing fees, stamp Taxes or comparable filings or fees become payable in respect of this Agreement, any other document delivered hereunder or in connection with any of the transactions contemplated hereby, or any amendment, modification or supplement hereof or thereof requested by the Company, the Company agrees to pay the same on demand, together with any interest or penalties thereon attributable to any delay by the Company in meeting the Purchasers' demand, and agrees to hold the Purchasers harmless with respect thereto.

8M. Jurisdiction and Venue. All judicial proceedings brought against the Company or any of its Subsidiaries with respect to this Agreement or any other agreement contemplated hereby may be brought in any state or federal court of competent jurisdiction in Cook County Illinois, and by execution and delivery of this agreement, the Company accepts for itself and in connection with its respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this agreement. The Company hereby waives any claim that Cook County Illinois is an inconvenient forum or an improper forum based on lack of venue. The Company designates and appoints CT Corporation System, Inc. (and such other persons as may hereafter be selected by the Company with the consent of the Purchasers) to receive on its behalf, service of all process in any such proceedings in any such court, such service being hereby acknowledged by the Company to be effective and binding service in every respect. A copy of such process so served shall be mailed by registered mail to the Company at its address provided herein, except that unless otherwise provided by applicable law, any failure to mail such copy shall not affect the validity of service of process. To the extent permitted by Law, if any agent appointed by the Company refuses to accept service, the Company hereby agrees that service upon it by mail shall constitute sufficient notice. Nothing herein shall affect the right to serve process in any other manner permitted by Law or shall limit the right of any of the Purchasers to bring proceedings against the Company in the courts of any other jurisdiction. To the extent provided by Law, should the Company, after being so served, fail to appear or answer to any summons, complaint, process or papers so served within the number of days prescribed by Law after the mailing thereof, the Company shall be deemed in default and an order and/or judgment may be entered by the court against the Company as demanded or prayed for in such summons, complaint, process or papers. The exclusive choice of forum for the Company set forth in this Section 8M shall not be deemed to preclude the enforcement by the Purchasers of any judgment obtained in any other forum or the taking by the Purchasers of any action to enforce the same in any other appropriate jurisdiction, and the Company each hereby waives the right to collaterally attack any such judgment or action.

8N. Waiver of Right to Jury Trial. The Company and its Subsidiaries each on behalf of itself, its successors and assigns, hereby waives, to the extent permitted by applicable Law, trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Agreement, the Company's Articles of Incorporation or any other agreement contemplated hereby or thereby or the validity, protection, interpretation, collection or enforcement thereof. Notwithstanding anything contained in this Agreement to the contrary, no claim may be made by the Company against the Purchasers for any lost profits or any special, indirect or consequential damages in respect of any breach or wrongful conduct (other than willful misconduct constituting actual fraud) in connection with, arising out of or in any way related this Agreement, to the transactions contemplated hereunder, the Company's Articles of Incorporation or any act, omission or event occurring in connection therewith; and the Company and its Subsidiaries each hereby waives, releases and agrees not to sue upon any such claim for any such damages. The Company and its subsidiaries each agrees that this Section 8N is a specific and material aspect of this agreement and acknowledges that the purchaser would not purchase the common stock hereunder if this Section 8N were not part of this agreement.

8O. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8P. Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith, embody the complete agreement and understanding among the parties and supersede any prior agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

8Q. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and assigns, as specified herein and to the extent explicitly set forth herein, the holders of Senior Indebtedness.

8R. Confidentiality of Information. Each of the Purchasers shall use reasonable efforts, consistent with such Purchaser's customary practices, to assure that information about the Company and its operations, affairs and financial condition not generally disclosed to the public or to trade and other creditors, which is furnished to such Purchaser pursuant to the provisions hereof is used only for the purposes of this Agreement and shall not be divulged to any Person other than their Affiliates and their respective officers, directors, employees and agents, except: (a) to their attorneys and accountants, (b) in connection with the enforcement of the rights of such Purchaser hereunder or otherwise in connection with applicable litigation, (c) in connection with the sale of securities so long as the prospective purchasers thereof have agreed to be bound by the provisions of this Section 10U as if they were a "Purchaser"), (d) as may otherwise be required or requested by any regulatory authority having jurisdiction over such Purchaser or by any applicable law, rule, regulation or judicial process, reasonably believed by such Purchaser to be binding on the Purchaser.

8S. No Limitation. No provision of this Agreement shall be deemed or construed to limit, supersede or otherwise affect any provision of any other agreement to which the Company and the Purchasers are a party, including any provision of the First Purchase Agreement.

8T. Restrictive Legend. Each certificate representing Securities issued hereunder shall be imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED AS OF APRIL ___, 2001, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE LAW OR AN EXEMPTION FROM REGISTRATION THEREUNDER."

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

ZIMMERMAN SIGN COMPANY

By: /s/ Jeffrey Johnson

Its: Vice President and CFO

CONTINENTAL ILLINOIS

VENTURE CORPORATION

By: /s/ Robert F. Perille

Its: Manager Director

MIG PARTNERS VIII

By: /s/ Robert F. Perille

Its: General Partner

LIST OF EXHIBITS

Exhibit A - Form of Amended and Restated Stockholders Agreement

Exhibit B - Form of Amended and Restated Registration Agreement

Exhibit C - Form of Opinion of Company Counsel

LIST OF DISCLOSURE SCHEDULES

Schedule of Purchasers

Indebtedness Schedule

Stockholders Schedule

Financial Statements Schedule

Guarantees Schedule

Affiliated Transaction Schedule

Capitalization Schedule

Subsidiaries Schedule

Restrictions Schedule

Liabilities Schedule

Assets Schedule

Tax Schedule

Contracts Schedule

Intellectual Property Schedule

Litigation Schedule

Brokerage Schedule

Employees Schedule

Employee Benefits Schedule

Environmental Schedule

Lien Schedule

SCHEDULE OF PURCHASERS

Purchasers	Number of Shares of Common Stock	Total Aggregate Purchase Price
CIVC	1,904,762	$1,600,000
MIG	476,190	$400,000
TOTAL	2,380,952	$2,000,000

EXHIBIT E

ZIMMERMAN SIGN COMPANY

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

PREFERRED STOCK, SERIES A

This Amended and Restated Certificate of Designation of Preferred Stock, Series A, amends and restates the Certificate of Designation of Preferred Stock, Series A, adopted by the Board of Directors of Zimmerman Sign Company, a Texas corporation (the "Corporation"), on September 29, 1998. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Corporation's Amended and Restated Articles of Incorporation.

1. Designation and Number. The shares of such class shall be designated "Preferred Stock, Series A" (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock shall be 52,500 which number may be decreased (but not increased) by the Board of Directors without a vote of stockholders; provided that such number may not be decreased below the number of then outstanding shares of Series A Preferred Stock.

2. Dividends.

(a) General Obligation. When and as declared by the Corporation's Board of Directors and to the extent permitted under the Texas Business Corporation Act and other applicable law, the Corporation shall pay preferential dividends in cash to the holders of the Series A Preferred Stock as provided in this Section 2. Dividends on each share of the Series A Preferred Stock (a "Series A Preferred Share") shall accrue on a daily basis at the Dividend Rate of the sum of $100.00 (the "Liquidation Value") plus all accumulated and unpaid dividends thereon from and including the date of issuance of such Series A Preferred Share to and including the first to occur of (i) the date on which the Liquidation Value of such Series A Preferred Share (plus all accrued and unpaid dividends thereon) is paid to the holder thereof in connection with the liquidation of the Corporation or the redemption of such Series A Preferred Share by the Corporation or (ii) the date on which such share is otherwise acquired by the Corporation. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends (other than dividends on capital stock of the Corporation paid with shares of stock of the same class), and such dividends shall be cumulative such that all accrued and unpaid dividends shall be fully paid or declared with funds irrevocably set apart for payment before any dividends, distributions, redemptions or other payments may be made with respect to the Common Stock, the Series B Preferred Stock, the Series C Preferred or any capital stock or other equity securities of the Corporation (collectively, the "Junior Securities"). The date on which the Corporation initially issues any Series A Preferred Share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such Series A Preferred Share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series A Preferred Share.

For purposes hereof, "Dividend Rate" shall mean 11.0% per annum, provided that if the Corporation's Cash Flow Leverage Ratio for two consecutive Measurement Periods is less than or equal to 3.0 to 1.0 and as of the end of the second such Measurement Period the Corporation has paid all accrued dividends on the Series A Preferred Stock in full in cash, then thereafter, the Dividend Rate shall be 8.0% per annum.

The terms "Cash Flow Leverage Ratio" and "Measurement Period" shall have the respective meanings set forth in the Purchase Agreement (as defined herein).

(b) Dividend Reference Dates. To the extent not paid on March 15, June 15, September 15, and December 15 of each year, beginning December 31, 1998 (the "Dividend Reference Dates"), all dividends which have accrued on each Series A Preferred Share outstanding during the three-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such Series A Preferred Share until paid to the holder thereof.

(c) Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on the Series A Preferred Shares held by each such holder.

3. Liquidation. Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), each holder of Series A Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the aggregate Liquidation Value of all Series A Preferred Shares held by such holder (plus all accrued and unpaid dividends thereon), and the holders of Series A Preferred Stock shall not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation the Corporation's assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Section 3, then the entire assets available to be distributed to the Corporation's stockholders shall be distributed pro rata among such holders based upon the aggregate Liquidation Value (plus all accrued and unpaid dividends) of the Series A Preferred Stock held by each such holder. Prior to the liquidation, dissolution or winding up of the Corporation, the Corporation shall declare for payment all accrued and unpaid dividends with respect to the Series A Preferred Stock, but only to the extent of funds of the Corporation legally available for the payment of dividends. Not more than 60 nor less than 30 days prior to the payment date stated therein, the Corporation shall mail written notice of any such liquidation, dissolution or winding up to each record holder of Series A Preferred Stock, setting forth in reasonable detail the amount of proceeds to be paid with respect to each share of capital stock of the Corporation, including each Series A Preferred Share, each share of Series B Preferred Stock, each share of Series C Preferred Stock and each share of Common Stock in connection with such liquidation, dissolution or winding up.

4. Priority on Dividends and Redemptions. So long as any Series A Preferred Stock remains outstanding, without the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, the Corporation shall not, nor shall it permit any Subsidiary to, redeem, purchase or otherwise acquire directly or indirectly any Junior Securities, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution upon any Junior Securities, other than (i) repurchases of Common Stock from any employee of the Corporation provided that (A) no Default or Event of Default (as defined in the Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of September 30, 1998, by and among the Corporation, and certain investors (as amended, the "Purchase Agreement")) is in existence immediately prior to or immediately after such repurchase or payment, (B) the purchase price paid in such repurchase or the amount of such payment does not exceed the fair market value of the stock repurchased or is in an amount calculated pursuant to the terms of a repurchase or employment agreement between the Corporation and such employee entered into in connection with the commencement of such employee's employment, (C) such purchase occurs after September 30, 1999 and (D) the aggregate amount paid or payable in any fiscal year in respect of all such purchases from employees does not exceed $250,000, (ii) dividends paid in accordance with the terms of the Series B Preferred and the terms of the Series C Preferred; provided that no Default or Event of Default (as defined in the Purchase Agreement) or an Event of Noncompliance is in existence immediately prior to or immediately after such dividend and (iii) dividends on capital stock of the Corporation paid with shares of stock of the same class.

5. Redemptions. To the extent permitted under the Texas Business Corporation Act and other applicable law:

(a) Scheduled Redemption. On the earlier of (i) September 30, 2006 and (ii) 90 days following the payment in full of the obligations under the Notes (the "Scheduled Redemption Date"), the Corporation shall redeem all outstanding shares of Series A Preferred Stock at a price per Series A Preferred Share equal to the Liquidation Value thereof (plus accrued and unpaid dividends thereon).

(b) Optional Redemptions. The Corporation may at any time and from time to time redeem all or any portion of the shares of Series A Preferred Stock then outstanding. Upon any such redemption, the Corporation shall pay a price per Series A Preferred Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon), plus an amount equal to the Redemption Premium Amount calculated with respect thereto (if any).

The term "Redemption Premium Amount" means:

(i) with respect to any redemption of shares of Series A Preferred made on or prior to the first anniversary of the Closing Date (as defined in the Purchase Agreement), 5.0% multiplied by the aggregate Liquidation Value of the Series A Preferred Shares so redeemed;

(ii) with respect to any redemption of shares of Series A Preferred made after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date; 4.0% multiplied by the aggregate Liquidation Value of the Series A Preferred Shares so redeemed;

(iii) with respect to any redemption of shares of Series A Preferred made after the second first anniversary of the Closing Date and on or prior to the third anniversary of the Closing Date; 3.0% multiplied by the aggregate Liquidation Value of the Series A Preferred Shares so redeemed;

(iv) with respect to any redemption of shares of Series A Preferred made after the third anniversary of the Closing Date and on or prior to the fourth anniversary of the Closing Date; 2.0% multiplied by the aggregate Liquidation Value of the Series A Preferred Shares so redeemed;

(v) with respect to any redemption of shares of Series A Preferred made after the fourth first anniversary of the Closing Date and on or prior to the fifth anniversary of the Closing Date; 1.0% multiplied by the aggregate Liquidation Value of the Series A Preferred Shares so redeemed; and

(vi) with respect to any redemption of the Series A Preferred Shares made after the fifth anniversary of the Closing Date; zero;

notwithstanding the foregoing, if, and to the extent, any such redemption is funded with net proceeds from a Public Offering (after deduction of all discounts, underwriters' commissions and other reasonable expenses), the Redemption Premium Amount payable in connection therewith shall be 50% of the amount otherwise calculated pursuant to clauses (i) through (vi) above.

(c) Mandatory Redemptions.

(i) Redemption After Public Offering. At any time after the fifth anniversary of the Closing Date (as defined in the Purchase Agreement), the Corporation shall apply the net cash proceeds from any Public Offering remaining after deduction of all discounts, underwriters' commissions and other reasonable expenses to redeem shares of Series A Preferred Stock at a price per Series A Preferred Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon). Such redemption shall take place on a date fixed by the Corporation, which date shall be not more than five days after the Corporation's receipt of such proceeds.

The term "Public Offering" means any offering by the Corporation of any securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as then in effect, or any comparable statement under any similar federal statute then in force.

(ii) Redemption upon Change in Ownership. If a Change in Ownership has occurred or the Corporation obtains knowledge that a Change in Ownership is proposed to occur, the Corporation shall give prompt written notice of such Change in Ownership describing in reasonable detail the material terms and date of consummation thereof to each holder of Series A Preferred Stock, but in any event such notice shall not be given later than five days after the occurrence of such Change in Ownership, and the Corporation shall give each holder of Series A Preferred Stock prompt written notice of any material change in the terms or timing of such transaction. The holder or holders of a majority of the Series A Preferred Stock then outstanding may require the Corporation to redeem all or any portion of the Series A Preferred Stock owned by such holders at a price per Series A Preferred Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon), plus an amount equal to the Redemption Premium Amount calculated with respect thereto (if any), by giving written notice to the Corporation of such election prior to the later of (a) 21 days after receipt of the Corporation's notice and (b) five days prior to the consummation of the Change in Ownership (the "Expiration Date"). The Corporation shall give prompt written notice of any such election to all other holders of Series A Preferred Stock within five days after the receipt thereof, and each such holder shall have until the later of (a) the Expiration Date or (b) ten days after receipt of such second notice to request redemption hereunder (by giving written notice to the Corporation) of all or any portion of the Series A Preferred Stock owned by such holder.

Upon receipt of such election(s), the Corporation shall be obligated to redeem the aggregate number of Series A Preferred Shares specified therein on the later of (a) the occurrence of the Change in Ownership or (b) five days after the Corporation's receipt of such election(s). If any proposed Change in Ownership does not occur, all requests for redemption in connection therewith shall be automatically rescinded. Any holder of Series A Preferred Stock may rescind such holder's request for redemption by delivering written notice thereof to the Corporation prior to the consummation of the transaction.

The term "Change in Ownership" means an event which results in any Management Purchaser (as defined in the Purchase Agreement) ceasing to hold, beneficially and of record, at least 85% of the issued and issuable capital stock of the Corporation that such Management Purchaser holds at Closing (as adjusted for any subsequent stock splits, stock dividends, combinations of shares or similar recapitalizations), other than Tom Boner in respect of sales of capital stock to David Anderson.

(iii) Redemption upon Fundamental Change. If a Fundamental Change is proposed to occur, the Corporation shall give written notice of such Fundamental Change describing in reasonable detail the material terms and date of consummation thereof to each holder of Series A Preferred Stock not more than 45 days nor less than 20 days prior to the consummation of such Fundamental Change, and the Corporation shall give each holder of Series A Preferred Stock prompt written notice of any material change in the terms or timing of such transaction. The holder or holders of a majority of the Series A Preferred Shares then outstanding, may require the Corporation to redeem all or any portion of the Series A Preferred Stock owned by such holders at a price per Series A Preferred Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon), plus an amount equal to the Redemption Premium Amount calculated with respect thereto (if any), by giving written notice to the Corporation of such election prior to the later of (a) ten days prior to the consummation of the Fundamental Change or (b) ten days after receipt of notice from the Corporation. The Corporation shall give prompt written notice of such election to all other holders of Series A Preferred Stock (but in any event within five days prior to the consummation of the Fundamental Change), and each such holder shall have until five business days after the receipt of such notice to request redemption (by written notice given to the Corporation) of all or any portion of the Series A Preferred Stock owned by such holder.

Upon receipt of such election(s), the Corporation shall be obligated to redeem the aggregate number of Series A Preferred Shares specified therein upon the consummation of such Fundamental Change. If any proposed Fundamental Change does not occur, all requests for redemption in connection therewith shall be automatically rescinded, or if there has been a material change in the terms or the timing of the transaction, any holder of Series A Preferred Stock may rescind such holder's request for redemption by delivering written notice thereof to the Corporation prior to the consummation of the transaction.

The term "Fundamental Change" means (a) any sale or transfer of more than 50% of the assets of the Corporation and its Subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the reasonable good faith judgment of the Corporation's Board of Directors) in any transaction or series of transactions (other than sales in the ordinary course of business) and (b) any merger or consolidation to which the Corporation is a party, except for a merger in which the Corporation is the surviving corporation or the holders of the Corporation's voting common stock immediately prior to such merger or consolidation shall represent at least 80% of the combined voting power of the voting securities after such merger or consolidation, the terms of the Series A Preferred Stock are not changed in any material respect or are assumed and the Series A Preferred Stock is not exchanged for cash, securities or other property, and after giving effect to such merger, the holders of the Corporation's outstanding capital stock possessing a majority of the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors immediately prior to the merger shall continue to own the Corporation's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Corporation's Board of Directors.

(d) Redemption Payments. For each Series A Preferred Share which is to be redeemed hereunder, the Corporation shall be obligated on the Redemption Date to pay to the holder thereof (upon surrender by such holder at the Corporation's principal office of the certificate representing such Series A Preferred Share) an amount in immediately available funds equal to the Liquidation Value of such Series A Preferred Share (plus all accrued and unpaid dividends thereon), plus, the Redemption Premium Amount calculated with respect thereto (if any). If the funds of the Corporation legally available for redemption of Series A Preferred Shares on any Redemption Date are insufficient to redeem the total number of Series A Preferred Shares to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of Series A Preferred Shares pro rata among the holders of the Series A Preferred Shares to be redeemed based upon the aggregate Liquidation Value of such Series A Preferred Shares held by each such holder (plus all accrued and unpaid dividends thereon). The Series A Preferred Shares not redeemed shall remain outstanding and entitled to all of the rights and preferences hereunder. At any time thereafter when additional funds of the Corporation are legally available for the redemption of Series A Preferred Shares, such funds shall immediately be used to redeem the balance of the Series A Preferred Shares which the Corporation has become obligated to redeem on any Redemption Date but which it has not redeemed.

The term "Redemption Date," as to any Series A Preferred Share, means the Scheduled Redemption Date or the date specified in the notice of any redemption at the Corporation's option or at the holder's option or the applicable date specified herein in the case of any other redemption.

(e) Notice of Redemption. Except as otherwise provided herein, the Corporation shall mail written notice of each redemption of any Series A Preferred Stock to each record holder thereof not more than 60 nor less than 30 days prior to the date on which such redemption is to be made. In case fewer than the total number of Series A Preferred Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed Series A Preferred Shares shall be issued to the holder thereof without cost to such holder within five business days after surrender of the certificate representing the redeemed Series A Preferred Shares.

(f) Determination of the Number of Each Holder's Series A Preferred Shares to be Redeemed. The number of Series A Preferred Shares to be redeemed from each holder thereof in redemptions hereunder shall be the number of Series A Preferred Shares determined by multiplying the total number of Series A Preferred Shares to be redeemed times a fraction, the numerator of which shall be the total number of Series A Preferred Shares then held by such holder and the denominator of which shall be the total number of Series A Preferred Shares then outstanding.

(g) Dividends After Redemption Date. No Series A Preferred Share shall be entitled to any dividends accruing after the Redemption Date of such Series A Preferred Share if the Liquidation Value (plus all accrued and unpaid dividends thereon) is paid to the holder of such Series A Preferred Share on the Redemption Date. On such date, all rights of the holder of such Series A Preferred Share shall cease, and such Series A Preferred Share shall no longer be deemed to be issued and outstanding.

(h) Redeemed or Otherwise Acquired Series A Preferred Shares. Any Series A Preferred Shares which are redeemed or otherwise acquired by the Corporation shall be canceled and retired to authorized but unissued shares and shall not be reissued, sold or transferred.

(i) Other Redemptions or Acquisitions. The Corporation shall not, nor shall it permit any Subsidiary to, redeem or otherwise acquire any shares of Series A Preferred Stock, except as expressly authorized herein.

6. Voting Rights. Subject to the following sentence, except as otherwise provided herein, in the Purchase Agreement or otherwise required by applicable law, the holders of Series A Preferred Stock shall have no voting rights; provided that each holder of Series A Preferred Stock shall be entitled to notice of all stockholders meetings at the same time and in the same manner as notice is given to all stockholders entitled to vote at such meetings. The foregoing notwithstanding, the holders of the Series A Preferred shall be entitled to designate three directors (each, a "Series A Director") to serve on the board of directors of the Corporation at all times, such directors to be elected by holders of a majority of the Series A Preferred. Each Series A Director shall be entitled to cast two votes with respect to any matter submitted to a vote of the Corporation's board of directors, including any matter at any annual or other special meeting of directors, and to the extent and in the manner permitted by applicable law, pursuant to a written consent in lieu of a meeting of the board of directors.

7. Events of Noncompliance.

(a) Definition. An Event of Noncompliance shall be deemed to have occurred if:

(i) the Corporation fails to pay on any Dividend Reference Date the full amount of dividends then accrued on the Series A Preferred Stock, whether or not such payment is legally permissible or is prohibited by any agreement to which the Corporation is subject; provided that,(A) the Corporation may defer the payment of all of the dividends that accrue prior to July 1, 2002 at a time during which the Dividend Rate is 11.0% (and such deferred dividends shall accumulate as provided herein), and (B) the Corporation may defer the payment of up to 27.3% of the dividends that accrue after July 1, 2002 at a time during which the Dividend Rate is 11.0% (and such deferred dividends shall accumulate as provided herein);

(ii) the Corporation fails to make any redemption payment with respect to the Series A Preferred Stock when it is obligated to make such payment hereunder, whether or not such payment is legally permissible or is prohibited by any agreement to which the Corporation is subject;

(iii) upon the occurrence and continuation of a Default or Event of Default as defined in the Purchase Agreement;

(iv) any representation or warranty contained in the Purchase Agreement or required to be furnished to any holder of Series A Preferred Stock pursuant to the Purchase Agreement, or any information contained in writing required to be furnished by the Corporation or any Subsidiary to any holder of Series A Preferred Stock, is false or misleading in any material respect on the date made or furnished; or

(v) the Corporation or any Subsidiary makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Corporation or any Subsidiary bankrupt or insolvent; or any order for relief with respect to the Corporation or any Subsidiary is entered under the Federal Bankruptcy Code; or the Corporation or any Subsidiary petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Corporation or any Subsidiary or of any substantial part of the assets of the Corporation or any Subsidiary, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of a Subsidiary) relating to the Corporation or any Subsidiary under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Corporation or any Subsidiary and either (a) the Corporation or any such Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (b)  such petition, application or proceeding is not dismissed within 60 days.

(b) Consequences of Certain Events of Noncompliance.

(i) If an Event of Noncompliance has occurred and is continuing, the Dividend Rate per annum on the Series A Preferred Stock shall increase immediately by an increment of 2.0 percentage points, e.g., if the dividend rate is 11.0%, it will increase from 11.0% to 13.0% per annum. If such Event of Noncompliance remains uncured for a period of 180 days, the dividend rate per annum on the Series A Preferred Stock shall increase by an increment of an additional 2.0 percentage points at the end of such 180 day period, e.g. from 13.0% to 15.0%. Any increase of the dividend rate resulting from the operation of this paragraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph.

(ii) If an Event of Noncompliance has occurred and is continuing, the holder or holders of a majority of the Series A Preferred Stock then outstanding may demand (by written notice delivered to the Corporation) immediate redemption of all or any portion of the Series A Preferred Stock owned by such holder or holders at a price per Series A Preferred Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon). The Corporation shall give prompt written notice of such election to the other holders of Series A Preferred Stock (but in any event within five days after receipt of the initial demand for redemption), and each such other holder may demand immediate redemption of all or any portion of such holder's Series A Preferred Stock by giving written notice thereof to the Corporation within seven days after receipt of the Corporation's notice. The Corporation shall redeem all Series A Preferred Stock as to which rights under this paragraph have been exercised within 15 days after receipt of the initial demand for redemption.

(iii) If any Event of Noncompliance exists, each holder of Series A Preferred Stock shall also have any other rights which such holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

8. Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series A Preferred Stock. Upon the surrender of any certificate representing Series A Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series A Preferred Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series A Preferred Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series A Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series A Preferred Stock represented by the surrendered certificate.

9. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series A Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor or a Purchaser as defined in the Purchase Agreement, its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Series A Preferred Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series A Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

10. Amendment and Waiver. No amendment, modification or waiver shall be binding or effective with respect to any provision hereof, without the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding at the time such action is taken.

11. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

* * * * * * * * * *

EXHIBIT F

ZIMMERMAN SIGN COMPANY

AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement") is made as of April 13, 2001, between Zimmerman Sign Company, a Texas corporation (the "Company"), each of the investors listed on the Schedule of Investors attached hereto (the "Investors"), each of the executives listed on the Schedule of Executives attached hereto (the "Executives") and each of the other stockholders listed on the Schedule of Other Stockholders attached hereto (the "Other Stockholders" and, collectively with the Investors and the Executives, the "Stockholders"; each, a "Stockholder"). Capitalized terms used and not otherwise defined herein are defined in Section 9 hereof. This Agreement amends and restates in its entirety the original Stockholders Agreement, dated as of September 30, 1998, between the Company, the Investors, the Executives and the Other Stockholders (the "Original Stockholders Agreement").

The Investors entered into that certain (i) Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of September 30, 1998, as amended (the "Securities Purchase Agreement"), pursuant to which the Investors and certain other Persons purchased Senior Subordinated Notes (as amended and reissued as of the date hereof, the "Notes"), shares of Series A Preferred Stock and the Investor Warrants, and (ii) Common Stock Purchase Agreement, dated as of the date hereof (the "Common Stock Purchase Agreement"), pursuant to which the Investors purchased shares of Common Stock. As of the date hereof, each of the Executives and each of the Other Stockholders owns shares of Common Stock in the amounts set forth opposite such Executive's name and such Other Stockholder's name, respectively, on the Schedule of Executives and the Schedule of Other Stockholders.

The Company and the Stockholders desire to enter into this Agreement for the purposes, among others, of (i) establishing the composition of the Company's board of directors (the "Board"), (ii) assuring continuity in the management of the Company and (iii) limiting the manner and terms by which the Common Stock may be transferred. The execution and delivery of this Agreement is a condition to the Investors' obligations under the Securities Purchase Agreement and the Common Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Board of Directors.

(a) From and after the date hereof and until the provisions of this Section 1 cease to be effective, each Stockholder shall vote all of his or its Stockholder Shares which are voting shares and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within his or its control (whether in his or its capacity as a stockholder, director, member of a Board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

(i) subject to Section 1(e) below, the authorized number of directors on the Board shall be established at seven (7) directors,

(ii) the following individuals shall be elected to the Board:

(A) three (3) representatives (the "Investor Directors") designated by holders of a majority of the Investor Shares (the "Majority Investor Holders"); provided that the designation of the Investor Directors pursuant to this subparagraph (ii) (A) shall be in lieu of, and operative only to the extent that, (i) the holders of the Series A Preferred have failed to designate (or for any reason, have been prevented from designating) in accordance with Section 6 of the Certificate of Designation, Series A, three (3) representatives to serve on the Board, or (ii) the Investors do not hold a majority of the Series A Preferred;

(B) three (3) members of the Company's management designated by the Executives, determined by a vote of the Executives owning a majority of the Stockholder Shares held by all Executives (the "Executive Directors"), provided that the initial Executive Directors shall be David E. Anderson, Tom E. Boner and Robert Moran; and

(C) one (1) representative designated by the Executives (determined on the basis of a vote of a majority of the Stockholder Shares held by all Executives) and acceptable to the Majority Investor Holders, provided that the person so designated is not a member of the Company's management or an employee or officer of the Company or its subsidiaries of an Affiliate, or related by blood or marriage to any affiliate, of any of the Executives or any other member of the Company=s management (the "Outside Director");

(iii) the composition of the board of directors of each of the Company's Subsidiaries, if any (a "Sub Board"), shall be the same as that of the Board;

(iv) the removal from the Board or a Sub Board (with or without cause) of any representative designated (x) under subparagraph (ii)(A), shall be at the written request of the Majority Investor Holders, (y) under subparagraph (ii)(B), shall be at the written request of the Executives or (z) under subparagraph (ii)(C), shall be at the written request of the Majority Investor Holders, the Executives or the Majority Investor Holders and the Executives, collectively, but only upon such written request and under no other circumstances (in each case, determined on the basis of a vote of the holders of a majority of the Stockholder Shares held by such Persons), provided that if any director elected pursuant to subparagraph (ii)(B) above ceases to be an employee of the Company and its Subsidiaries, he shall be removed as a director promptly after his employment ceases and shall have no right to designate any representative pursuant to this Section 1(a), except that, the foregoing not withstanding, David Anderson shall be permitted to serve as an Executive Director designated pursuant to Section 1(a)(ii)(B) for so long as he continues to hold not less than 5% of the aggregate outstanding shares of the Company's Common Stock, whether or not he is employed by the Company; and

(v) in the event that any representative designated hereunder by the Majority Investor Holders or by the Executives, or by the Executives with the approval of the Majority Investor Holders, ceases to serve as a member of the Board or a Sub Board during his term of office, the resulting vacancy on the Board or the Sub Board shall be filled by a representative designated and/or approved by the Majority Investor Holders or the Executives, or by a representative designated and/or approved by the Majority Investor Holders or the Executives, as the case may be, as provided hereunder.

(b) The Company shall pay the reasonable out-of-pocket expenses incurred by each director in connection with attending the meetings of the Board, any Sub Board and any committee thereof. So long as any Investor Director serves on the Board and for 4 years thereafter, the Company shall, at the request of such Investor Director, maintain directors and officers indemnity insurance coverage satisfactory to the Investors.

(c) The rights of each Executive under this Section 1 shall terminate upon such Executive ceasing to be employed by the Company or, if earlier, at such time as the Executives and their Permitted Transferees (as defined in Section 4(c) hereof), for any reason, hold in the aggregate less than 75% of the Stockholder Shares held by the Executives as of September 30, 1998; provided that, the foregoing not withstanding, David Anderson shall be permitted to serve as an Executive Director designated pursuant to Section 1(a)(ii)(B) for so long as he continue to hold not less than 5% of the aggregate outstanding shares of the Company's Common Stock, whether or not he is employed by the Company.

(d) If any party fails to designate a representative to fill a directorship pursuant to the terms of this Section 1, the individual previously holding such directorship shall be elected to such position, or if such individual fails or declines to serve, the election of an individual to such directorship shall be accomplished in accordance with the Company's Bylaws and applicable law; provided that the Stockholders shall vote to remove such individual if the party which failed to designate such directorship so directs.

(e) Notwithstanding anything to the contrary contained in this Section 1, upon the occurrence of an Event of Noncompliance of the type described in Section 7 of the Certificate of Designation and so long as any such Event of Noncompliance continues uncured and unwaived, each holder of Stockholder Shares shall vote all of his or its Stockholder Shares and any other voting securities of the Company over which it has voting control and take all other necessary or desirable actions within his or its control, and the Company shall take all necessary and desirable actions within its control, in order to cause, at the option of and as directed by Majority Investor Holders, the removal from the Board of one of the representatives designated pursuant to paragraph 1(a)(ii)(B) and the election to the Board of a replacement representative designated by the Majority Investor Holders; provided that, the foregoing notwithstanding, upon the occurrence of an Event of Noncompliance, the Stockholders shall not be required to vote their Stockholder Shares to effect the removal and replacement of a representative in accordance with this Section 1(e) so long as (i) each of the three directors designated to the Board by holders of the Series A Preferred is entitled, in accordance with Section 7(b)(iii) of the Certificate of Designation, to cast with respect to each resolution or other matter presented to the Board for approval, two times the number of votes that each other director is entitled to cast in with respect to approval of such resolution or other matter, and (ii) the Investors hold a majority of the Series A Preferred.

(f) Notwithstanding any other provision of this Section 1, the holders of Series A Preferred shall not be obligated to vote such shares to elect any person to the Board other than the Investor Directors.

(g) The provisions set forth in Section 1 shall terminate at such time when the Investors no longer own at least 5% of the outstanding shares of Common Stock of the Company.

2. Representations and Warranties. Each Stockholder represents and warrants that (i) such Stockholder is the record owner of the number of Stockholder Shares set forth opposite its name on the applicable schedule attached hereto, (ii) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its terms, and (iii) such Stockholder has not granted and is not a party to any proxy, voting trust or other agreement other than this Agreement. No holder of Stockholder Shares shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

3. [Intentionally deleted.]

4. Restrictions on Transfer of Stockholder Shares.

(a) Transfer of Stockholder Shares. No Executive or Other Stockholder shall sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in his or its Stockholder Shares (a "Transfer"), except pursuant to the provisions of Section 6, in connection with a Public Sale, pursuant to the Stock Purchase Option Agreements (as defined in the Securities Purchase Agreement) or with the prior written approval of the Majority Investor Holders or, in the case of the Executives, pursuant to the provisions of this Section 4.

(b) Tag-Along Rights. At least thirty 30 days prior to any Transfer of Stockholder Shares (other than a Public Sale), the Executive (or his Permitted Transferee) making such Transfer (the "Transferring Stockholder") shall deliver a written notice (the "Sale Notice") to the holders of Investor Shares, specifying in reasonable detail the identity of the prospective transferee(s), the number of shares to be transferred and the terms and conditions of the contemplated Transfer. Each holder of Investor Shares may elect to participate in the contemplated Transfer at the same price per share (whether voting or non-voting stock) and on the same terms by delivering written notice to the Transferring Stockholder within 30 days after delivery of the Sale Notice. If any holder of Investor Shares has elected to participate in such contemplated Transfer, the Transferring Stockholder and each such electing holder shall be entitled to sell in the contemplated Transfer, at the same price and on the same terms, a number of Stockholder Shares equal to the product of (i) the quotient determined by dividing the percentage of Stockholder Shares owned by such Person by the aggregate percentage of Stockholder Shares owned by the Transferring Stockholder and the holders of Investor Shares participating in such sale and (ii) the number of Stockholder Shares to be sold in the contemplated Transfer.

Each Transferring Stockholder shall use its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the holders of Investor Shares in any contemplated Transfer and to the inclusion of the Investor Warrants and Series A Preferred in the contemplated Transfer, and no Transferring Stockholder shall transfer any of its Stockholder Shares to any prospective transferee if such prospective transferee(s) declines to allow the participation of the holders of Investor Shares or the inclusion of the Warrants or Series A Preferred. If any portion of the Investor Warrants is included in any Transfer of Stockholder Shares under this Section 4(b), the purchase price for the Investor Warrants shall be equal to the full purchase price determined hereunder for the Stockholder Shares covered by the portion of the Investor Warrants to be transferred, reduced by the aggregate exercise price for such shares.

(c) Permitted Transfers. The restrictions set forth in this Section 4 shall not apply with respect to any Transfer of Stockholder Shares by any Executive pursuant to applicable laws of descent and distribution or among such Executive's Family Group (collectively referred to herein as "Permitted Transferees"); provided that the restrictions contained in this Section 4 shall continue to be applicable to the Stockholder Shares after any such Transfer and provided further that such transferees of such Stockholder Shares shall have agreed in writing to be bound by the provisions of this Agreement affecting the Stockholder Shares so transferred to the same extent and in the same manner as the transferor thereof was so bound (e.g., any transferee of Stockholder Shares in a Transfer from an Executive shall be subject to the obligations of an Executive hereunder).

(d) Termination of Restrictions. The restrictions on the Transfer of Stockholder Shares set forth in this Section 4 shall continue with respect to each Stockholder Share until the date on which such Stockholder Share has been transferred in a Public Sale or a Sale of the Company in accordance with Section 6.

5. Legend. Each certificate evidencing Stockholder Shares and each certificate issued in exchange for or upon the transfer of any Stockholder Shares (if such shares remain Stockholder Shares after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

"The securities represented by this certificate are subject to a Stockholders Agreement among the issuer of such securities (the "Company") and certain of the Company's stockholders, as amended and modified from time to time. A copy of such Stockholders Agreement shall be furnished without charge by the Company to the holder hereof upon written request."

The Company shall imprint such legend on certificates evidencing Stockholder Shares outstanding as of the date hereof. The legend set forth above shall be removed from the certificates evidencing any shares which cease to be Stockholder Shares in accordance with paragraph 9 hereof.

6. Drag-Along Rights.

(a) Simultaneous with or at any time following exercise of the Investor Warrants, the Majority Investor Holders shall have the right to seek a Sale of the Company and identify a third party or parties to acquire (i) all of the issued and outstanding capital stock of the Company (whether by merger, consolidation or sale or transfer of stock) or (ii) all or substantially all of the Company's assets on a consolidated basis. The holder or holders proposing a Sale of the Company (the "Proposing Stockholders") shall notify the Company and the other Stockholders (the "Non-Proposing Stockholders") prior to initiating contact with any prospective third party purchaser in connection with such transaction.

(b) Election. The Proposing Stockholders shall deliver written notice to the Company and the Non-Proposing Stockholders setting forth in reasonable detail the terms of the proposed Sale of the Company (the "Sale Notice "). Within 20 days following receipt of the Sale Notice (the "Election Period"), the Non-Proposing Stockholders shall deliver to the Company and the Proposing Stockholders written notice setting forth such holders' election (i) to consent to and raise no objections against such proposed Sale of the Company, and if the Sale of the Company is structured as a sale of stock, to sell their Stockholder Shares on the terms and conditions set forth in the Sale Notice, or (ii) if such Non-Proposing Stockholders hold in the aggregate more than 20% of the Stockholder Shares, to deliver a written offer (a "Stockholder Offer"), upon substantially the same terms as described in the Sale Notice, to acquire the Company (a "Stockholder Transaction"). If the Non-Proposing Stockholders have not delivered a Stockholder Offer within such 20-day period, the Proposing Stockholders shall have 180 days after the expiration of the Election Period to consummate the Sale of the Company, or during which the Company may enter into an agreement providing for such a sale, on the terms specified in the Sale Notice. If the Sale of the Company is not consummated or the Company fails to enter into such an agreement within such 180-day period, the Proposing Stockholders shall again comply with the provisions of this Section 6. If the Non-Proposing Stockholders have delivered a Stockholder Offer within the Election Period, the Non-Proposing Stockholders must (A) obtain an executed definitive and binding agreement to consummate the Stockholder Transaction and obtain binding commitments regarding the financing thereof satisfactory in all respects to the Proposing Stockholders both within 30 days after receipt by the Proposing Stockholders of the Stockholder Offer and (B) must consummate the Stockholder Transaction within 120 days after receipt by the Proposing Stockholders of the Stockholder Offer. If any of the conditions set forth in (A) or (B) of the preceding sentence is not fulfilled, the Non-Proposing Stockholders must again comply with the provisions of this Section 6. The consummation of a Sale of the Company or a Stockholder Transaction pursuant to this Section 6(b) shall be in accordance with the provisions of the Texas Business Corporation Act.

(c) Upon consummation of the Sale of the Company hereunder, all holders of Common Stock shall receive the same form and amount of consideration per share of Common Stock, or if any holders of Common Stock as such holders are given an option as to the form and consideration to be received, all holders shall be given the same option.

7. Put Arrangements.

(a) At any time after September 30, 2003, each holder of Investor Shares shall have the right to require the Company to repurchase all or any portion of such holder's Investor Shares (other than Investor Shares which are shares of Common Stock of the Company acquired by such holders pursuant to the Common Stock Purchase Agreement and any shares of Common Stock issued or issuable with respect to such shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization) at the Put Price (the "Put") by delivering a written notice to the Company and each other holder of Investor Shares specifying the amount thereof to be purchased (the "Put Notice"). The right to exercise the Put shall inure to the benefit of all transferees of the Investor Shares (other than transferees in a Public Sale).

(b) Upon the delivery of the Put Notice, the Company and the holder or holders of Investor Shares delivering the Put Notice (including those specified in the last sentence of this Section 7(b), the "Requesting Holders") shall in good faith promptly determine the Put Price as provided hereunder, and subject to the provisions hereof, within twenty (20) days after the determination of the Put Price, the Company shall purchase and the Requesting Holders shall sell the amount of such Requesting Holder's Investor Shares specified in the Put Notice at a mutually agreeable time and place (the "Put Closing"). Upon receipt of any Put Notice, any other holder of Investor Shares may, by written notice delivered to the Company within five (5) business days after receiving such Put Notice specifying the number of Investor Shares that such holder elects to include in such Put, elect to participate in such Put, and upon delivery of such written notice each such other holder shall be deemed to be a Requesting Holder.

(c) At the Put Closing, the Requesting Holders shall deliver to the Company certificates and other instruments (if any) representing the Investor Shares to be repurchased by the Company, and the Company shall deliver to the Requesting Holders the Put Price by cashier's or certified check payable to the Requesting Holders or by wire transfer of immediately available funds to an account designated by the Requesting Holders; provided that if, as the result of the payment in cash of the Put Price in accordance with this Section 7(c), there will exist an Event of Default (as defined in each of the Securities Purchase Agreement and the Loan Agreement) and the Company shall have used its best efforts to obtain financing from an outside source for payment of the Put Price, then the Company may pay the Put Price by delivery (i) of cash (as provided above) up to the maximum portion of the Put Price, the payment of which will not result in the occurrence or existence of an Event of Default and (ii) a promissory note in a principal amount equal to that portion of the Put Price not being paid pursuant to the foregoing clause (i), payable in three successive annual installments, with the first installment due on the first anniversary of the delivery of the Put Notice, and otherwise containing terms substantially similar to the terms set forth in the Notes. If the Requesting Holder delivers to the Company all or any portion of the Investor Warrants in satisfaction of the sale of the Investor's Stockholder Shares hereunder, the Put Price shall be reduced by the aggregate exercise price of such portion of the Warrants.

(d) The "Put Price", as of any date, of any Requesting Holder's Investor Shares to be repurchased hereunder shall be determined based on a value of the Company=s common stock equal to the greater of (i) the product of 6.25, multiplied by the Company's EBITDA for the trailing 12-month period (as defined in the Securities Purchase Agreement) for its most recently completed fiscal year as reflected on the Company's audited consolidated income statement for such fiscal year, minus the Company's aggregate principal amount of, plus accrued and unpaid interest on, outstanding indebtedness as of such date minus the liquidation value of, plus accrued and unpaid dividends, if any, on, the then outstanding preferred stock of the Company, and (ii) the Market Value as of such date. The aggregate Put Price payable to each Requesting Holder shall be equal to the amount which such holder would receive with respect to the Investor Shares specified by such holder in such holder's Put Notice in the event of a Sale of the Company for an aggregate purchase price equal to the value attributable to the Company in accordance with the foregoing sentence. In calculating the Put Price, all accounting determinations shall be made in accordance with generally accepted accounting principles consistently applied.

(e) The Investors' right to exercise the Put hereunder shall terminate upon the first to occur of (i) September 30, 2008, and (ii) a Sale of the Company.

8. Transfer. Prior to transferring any Stockholder Shares (other than in a Public Sale or a Sale of the Company) to any Person, the transferring Stockholder shall cause the prospective transferee to be bound by this Agreement and to execute and deliver to the Company and the other Stockholders a counterpart of this Agreement.

9. Definitions.

"Certificate of Designation, Series A" means the Certification of Designation, Series A, as approved by the Company's Board of Directors and filed with the Secretary of the State of Texas as of September 30, 1998, and as amended in accordance with the provisions of applicable law as of the date hereof.

"Common Stock" means the Company's Common Stock, par value $.01 per share.

"Family Group" means an Executive's spouse and descendants (whether natural or adopted) and any trust created solely for the benefit of the Executive and/or the Executive's spouse and/or descendants.

"Independent Third Party" means any Person who, immediately prior to the contemplated transaction, does not own in excess of 5% of the Common Stock on a fully-diluted basis (a "5% Owner)", who is not controlling, controlled by or under common control with any such 5% Owner and who is not the spouse or descendent (by birth or adoption) of any such 5% Owner or a trust for the benefit of such 5% Owner and/or such other Persons.

"Investor Shares" means the Stockholder Shares issued at any time to, or issuable in respect of securities issued at any time to, Continental Illinois Venture Corporation or MIG Partners VIII, including, but not limited to, the shares of Common Stock issued to the Investors pursuant to the Common Stock Purchase Agreement.

"Investor Warrants" means the stock purchase warrants issued to the Investors under the Securities Purchase Agreement exercisable into shares of Common Stock.

"Loan Agreement" means the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of September 30, 1998, by and between the Company and Comerica Bank-Texas, a Texas banking association, as amended from time to time.

"Market Value" means the fair market value of the Company's entire common equity determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value. In determining the Market Value as of any date, the Company and the Investors first shall use their respective reasonable best efforts to agree on such Market Value. In the event that the Company and the Investors are unable to agree on the Market Value as of such date within 15 days after delivery of the Put Notice, such Market Value shall be determined by an investment banking firm selected by the Company and acceptable to the Majority Investor Holders, which firm shall submit to the Company and the Majority Investor Holders a written report setting forth such determination. If the parties are unable to agree on an investment banking firm within 20 days after delivery of a Put Notice, a firm shall be selected by lot, after the Company and the Majority Investor Holders have each eliminated one such firm. The expenses of such firm shall be borne by the Company, and the determination of such firm shall be final and binding upon all parties, except that after the determination of Market Value following the exercise of the Put, any Requesting Holder may rescind its exercise of such Put.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Public Sale" means any sale of Stockholder Shares to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act.

"Sale of the Company" means the sale of the Company to an Independent Third Party or group of Independent Third Parties pursuant to which such party or parties acquire (i) capital stock of the Company possessing the voting power under normal circumstances to elect a majority of the Company's board of directors (whether by merger, consolidation or sale or transfer of the Company's capital stock) or (ii) all or substantially all of the Company's assets determined on a consolidated basis.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Stockholder Shares" means (i) any Common Stock purchased or otherwise acquired by any Stockholder, (ii) any Common Stock issued or issuable directly or indirectly upon exercise of the Investor Warrants, warrants or options held by any Stockholder, (iii) any Common Stock issued or issuable with respect to the securities referred to in clauses (i) and (ii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization and (iv) any other shares of any class or series of capital stock of the Company held by a Stockholder. For purposes of this Agreement, any Person who holds Investor Warrants shall be deemed to be the holder of the Stockholder Shares issuable directly or indirectly upon exercise of the Investor Warrants in connection with the transfer thereof or otherwise and regardless of any restriction or limitation on the exercise thereof. As to any particular Stockholder Shares, such shares shall cease to be Stockholder Shares when they have been (a) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (b) distributed to the public through a broker, dealer or market maker pursuant to Rule 144 under the Securities Act (or any similar provision then in force).

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.

10. Certain Participation Rights. At least 10 days prior to any repurchase by the Company of any Investor Shares (other than repurchases in accordance with the provisions of Section 7 hereof), the Company will deliver a written notice to the Executives holding Stockholder Shares specifying in reasonable detail the terms and conditions of the contemplated repurchase transaction (a "Company Repurchase Notice"). Any Executive may elect to participate in the contemplated repurchase transaction with respect to his or her Stockholder Shares by delivering written notice to the Company within 10 days after delivery of the Company Repurchase Notice. If any Executive elects to participate in the repurchase transaction, the Company will repurchase from the holders of the Investor Shares and each electing Executive, at the same price and on the same terms, a number of Stockholder Shares equal to the product of (i) the quotient determined by dividing the number of Stockholders Shares owned by the electing Executive(s) or the holder of Investor Shares, as the case may be, by the aggregate number of outstanding Stockholder Shares then owned, collectively, by the Investors and the Executives, multiplied by (ii) the aggregate number of Stockholder Shares to be repurchased by the Company in the proposed transaction.

11. Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Stockholder Shares in violation of any provision of this Agreement shall be void, and the Company shall not record such Transfer on its books or treat any purported transferee of such Stockholder Shares as the owner of such shares for any purpose.

12. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the Company or the holders of at least a majority of the Stockholder Shares, respectively. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

13. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

14. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, the Original Stockholders Agreement.

15. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and the Stockholders and any subsequent holders of Stockholder Shares and the respective successors and assigns of each of them, so long as they hold Stockholder Shares; provided that the rights of the Investors under paragraph 1 hereof may not be assigned without the prior written approval of any Executive or Other Stockholder.

16. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

17. Remedies. The Company and the Stockholders shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that the Company and any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

18. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the schedules hereto and to any subsequent holder of Stockholder Shares subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, three business days after deposit in the U.S. mail and one business day after deposit with a reputable overnight courier service prepaid for next-business day delivery. The Company's address is:

Zimmerman Sign Company

9846 Hwy 31 East

Tyler, Texas 75705

19. Governing Law. The corporate law of the State of Texas shall govern all issues and questions concerning the relative rights of the Company and its stockholders. All other issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

20. Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company's chief-executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

21. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

ZIMMERMAN SIGN COMPANY By: /s/ Jeffrey Johnson Its: Vice President and CFO
CONTINENTAL ILLINOIS VENTURE CORPORATION By: /s/ Robert F. Perille Its: Managing Director
MIG PARTNERS VIII By: /s/ Robert F. Perille Its: General Partner

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

/s/ David E. Anderson David E. Anderson
/s/ Tom E. Boner Tom E. Boner
/s/ Michael Coppinger Michael Coppinger
________________________________ Michael St. Onge
/s/ Jeffrey Johnson Jeffrey Johnson
John Griggs

SCHEDULE OF INVESTORS

Name and Address	Number of Stockholder Shares
Continental Illinois Venture Corporation 231 South LaSalle Street Chicago, IL 60697	Warrants for 584,268 shares of Common Stock; and 1,904,762 shares of Common Stock
MIG PARTNERS VIII 231 South LaSalle Street Chicago, IL 60697	Warrants for 146,067 shares of Common Stock; and 476,190 shares of Common Stock

SCHEDULE OF EXECUTIVES

Name and Address	Number of Stockholder Shares
David E. Anderson 8350 N. Central Expressway Suite 600 Dallas, TX 75206	452,423 shares of Common Stock Warrants for 53,564 shares of Common Stock
Tom E. Boner 9846 Highway 31 East Tyler, TX 75705	61,823 shares of Common Stock Warrants for 37,699 shares of Common Stock Options for 48,639 shares of Common Stock
Michael Coppinger 9846 Highway 31 East Common Stock Tyler, TX 75705	23,183 shares of Common Stock Warrants for 15,546 shares of Common Stock Options for 22,956 shares of Common Stock
John Griggs 9846 Highway 31 East Common Stock Tyler, TX 75705	15,455 shares of Common Stock Warrants for 3,848 shares of Common Stock Options for 23,228 shares of Common Stock
Jeffrey Johnson 9846 Highway 31 East Common Stock Tyler, TX 75705	15,455 shares of Common Stock Warrants for 3,848 shares of Common Stock Options for 23,256 shares of Common Stock
Michael St. Onge 9846 Highway 31 East Common Stock Tyler, TX 75705	Warrants for 9,419 shares of Common Stock Options for 10,000 shares of Common Stock

SCHEDULE OF OTHER STOCKHOLDERS

[None]

EXHIBIT G

ZIMMERMAN SIGN COMPANY

AMENDED AND RESTATED

REGISTRATION AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AGREEMENT (this "Agreement") is made as of April 13, 2001, between Zimmerman Sign Company, a Texas corporation (the "Company"), Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and each of the other persons identified on the signature pages hereto (collectively, the "Other Stockholders" and each, an "Other Stockholder"). CIVC and MIG are referred to herein collectively as the "Investors" and each is referred to herein individually as an "Investor." The Investors and the Other Stockholders are referred to herein collectively as the "Stockholders" and individually as a "Stockholder". This Agreement amends and restates in its entirety the original Registration Agreement, dated as of September 30, 1998, between the Company, the Investors and the Other Stockholders (the "Original Registration Agreement").

The Company, the Investors and certain of the Other Stockholders are parties to a Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of September 30, 1998, as amended (the "Securities Purchase Agreement "). The Company and the Investors are parties to that certain Common Stock Purchase Agreement, dated as of the date hereof (the "Common Stock Purchase Agreement"). In order to induce the Investors to enter into the Securities Purchase Agreement and the Common Stock Purchase Agreement, the Company agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement was a condition to the Closing under the Securities Purchase Agreement and a condition to Closing under the Common Stock Purchase Agreement . Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 9 hereof.

The parties hereto agree as follows:

1. Demand Registrations.

(a) Requests for Registration. At any time after the date hereof the holders of a majority of the Investor Registrable Securities (the "Majority Investor Holders") may request registration under the Securities Act of 1933, as amended (the "Securities Act") of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration ("Long-Form Registrations") or on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations ") if available. All registrations requested pursuant to this paragraph l(a) are referred to herein as "Demand Registrations." Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered, the anticipated per share price range for such offering and the intended method of disposition. Within ten (10) days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

(b) Long-Form Registrations. The Majority Investor Holders shall be entitled to request two (2) Long-Form Registrations in which the Company shall pay all Registration Expenses (as defined in Section 6(a)). A registration shall not count as one of the permitted Long-Form Registrations until it has become effective, and neither the last nor any subsequent Long-Form Registration shall count as one of the permitted Long-Form Registrations unless the holders of Registrable Securities are able to register and sell all of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay all Registration Expenses in connection with any registration initiated as a Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the Long-Form Registrations.

(c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section l(b), the Majority Investor Holders shall be entitled to request five (5) Short-Form Registrations in which the Company shall pay all Registration Expenses; provided that in each such Short-Form Registration the holders of Registrable Securities shall request to include in such registration at least 25% of the Registrable Securities held by them in the aggregate as of the date hereof (or such lesser amount if less than 25% are unregistered as of such demand). Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form.

(d) Restrictions on Demand Registrations. The Company shall not be obligated to effect any Demand Registration within 180 days after the effective date of a previous Demand Registration or a previous registration in which the holders of Registrable Securities were given piggyback rights pursuant to Section 2 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone for up to 180 days (from the date of the request) the filing or the effectiveness of a registration statement for a Demand Registration if the Company's board of directors determines in its reasonable good faith judgment that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such registration. The Company may delay a Demand Registration hereunder only once in any twelve-month period.

(e) Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Investor Registrable Securities. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities initially requesting registration, the Company will include in such registration, if any, (i) first, the Registrable Securities requested to be included in such registration by the holders thereof, which securities can in the opinion of such underwriters be sold in an orderly manner within the price range of such offering, pro rata among such holders on the basis of the number of shares of Registrable Securities owned by each such holder, and (ii) second, the other securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering.

(f) Selection of Underwriters. In any Demand Registration, the Company shall have the right to select the investment banker(s) and manager(s) to administer the offering, provided that the investment banker(s) and manager(s) so selected are reasonably satisfactory to the Majority Investor Holders.

2. Piggyback Registrations.

(a) Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to (i) a Demand Registration or (ii) pursuant to a registration on Form S-4 or S-8 or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice (in any event within ten (10) days after its receipt of notice of any exercise of demand registration rights other than under this Agreement) to all holders of Registrable Securities of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

(b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

(c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, and (ii) second, the Registrable Securities requested to be included in such registration pro rata among the holders thereof on the basis of the number of shares of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such securities and any other securities held by others requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares requested to be included in such registration.

(d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities (other than the parties hereto) who have been granted contractual demand registration rights, and the managing underwriters advise the company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such securities.

(e) Selection of Underwriters. In any Piggyback Registration, the Company shall have the right to select the investment banker(s) and manager(s) to administer the offering.

3. Holdback Agreements.

(a) The Company shall not effect any public sale or other distribution (including sales pursuant to Rule 144) of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

(b) Each holder of Registrable Securities shall not effect any public sale or other distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities during the seven days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are eligible for inclusion (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

4. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof (including the registration of the Warrants held by a holder of Registrable Securities requesting registration as to which the Company has received reasonable assurances that only Common Stock shall be distributed to the public), and pursuant thereto the Company shall as expeditiously as possible:

(a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(b) notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(c) furnish to each seller of Registrable Securities such number of requested copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided that upon such notification by the Company, each seller of such Registrable Securities will not offer or sell such Registrable Securities until the Company has notified such seller that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to such seller;

(f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

(g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

(i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply, on a confidential basis, all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(j) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

(l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order; and

(m) obtain a comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement).

Each seller of Registrable Securities, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection (e) of this Section 4, will forthwith discontinue disposition of the Registrable Securities until receipt by the seller of Registrable Securities of the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 4 or until it is advised in writing (the "Advice") by the Company that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus, and if so directed by the Company, such seller of Registrable Securities will, or will request the managing underwriter or underwriters, if any, to deliver to the Company (at the Company's expense) all copies (other than permanent file copies) then in the possession of such seller of Registrable Securities and of any underwriter or underwriters, of he prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods mentioned in subsection (b) of this Section 4 shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 4 hereof or the Advice.

5. Cooperation by Holders of Registrable Securities.

(a) Each seller of Registrable Securities will furnish to the Company in writing such information as the Company may reasonably require from time to time from such seller, and otherwise reasonably cooperate with the Company in connection with any registration with respect to such holder's Registrable Securities.

(b) The failure of any prospective seller of Registrable Securities to furnish any information or documents in accordance with any provision contained in this Agreement shall not affect the obligations of the Company hereunder to any remaining sellers who furnish such information and documents unless, in the reasonable opinion of counsel to the Company or the underwriters, such failure impairs or may impair the viability of the or the legality of any registration statement in connection therewith.

(c) At the end of any period during which the Company is obligated to keep any registration statement current and effective as provided in Section 4, the holders of Registrable Securities included in such registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold and such holders shall notify the Company of the number of shares registered which remain unsold promptly after receipt of such notice from the Company.

6. Registration Expenses.

(a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts, commissions, and undocumented expense allowances) and other Persons (as defined in the Securities Purchase Agreement) retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

(b) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Investor Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Investor Registrable Securities initially requesting such registration. The Company shall not be required to pay or obtain reimbursement for excessive discounted fees and commissions attributable to a sale of the Company and fees and/or expenses of other experts retained by the holders of Registrable Securities.

(c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

(d) The Company will not bear the cost of or pay for any stock transfer tax imposed in respect of the transfer of any Registrable Securities to any purchaser thereof by any holder of Registrable Securities in connection with any registration of Registrable Securities pursuant to this Agreement.

7. Indemnification.

(a) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities (requesting or joining in a registration hereunder), its officers and directors and each Person who controls (within the meaning of the Securities Act) such holder against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

(b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement. In connection with an underwritten offering in which a holder of Registrable Securities is participating, each such holder shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The parties hereto also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event such party's indemnification is unavailable for any reason.

8. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 7 hereof.

9. Definitions.

(a) "Investor Registrable Securities" means (i) any Common Stock issued to CIVC or MIG (whether pursuant to the Common Stock Purchase Agreement or otherwise), (ii) any Common Stock issued or issuable upon the exercise or otherwise in respect of the Warrants, (iii) any Common Stock issued or issuable with respect to the securities referred to in clauses (i) and (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and (iv) any other shares of Common Stock held by the Investors holding securities described in clauses (i), (ii) and (iii), inclusive, above. As to any particular Investor Registrable Securities, such securities shall cease to be Investor Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by the Company or any Subsidiary. For purposes of this Agreement, a Person shall be deemed to be a holder of Investor Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such night), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Investor Registrable Securities hereunder.

(b) "Other Registrable Securities" means (i) any Common Stock held by or issued to any Other Stockholder, (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Other Registrable Securities, such securities shall cease to be Other Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by the Company or any Subsidiary. For purposes of this Agreement, a Person shall be deemed to be a holder of Other Registrable Securities, and the Other Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Other Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such night), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Other Registrable Securities hereunder.

(c) "Registrable Securities" means, collectively, the Investor Registrable Securities and the Other Registrable Securities.

(d) "Warrants" means the Warrants issued by the Company to CIVC and MIG pursuant to the Securities Purchase Agreement, as such Warrants are amended from time to time.

(e) Unless otherwise stated, other capitalized terms contained herein have the meanings set forth in the Securities Purchase Agreement.

10. Miscellaneous.

(a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

(b) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Registrable Securities.

(c) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(d) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not; in addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(e) Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, the Original Registration Agreement.

(f) Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

(g) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

(h) Governing Law. The corporate law of the State of Texas shall govern all issues and questions concerning the relative rights of the Company and its stockholders. All other issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

(i) Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by telecopy, mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the schedules hereto, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder upon receipt when delivered personally or by telecopy, three business days after deposit in the U.S. mail and on the first business day after deposit with a reputable overnight courier service (postage provided for and with instructions for overnight delivery). The Company's address is:

Zimmerman Sign Company

9846 Hwy 31 East

Tyler, Texas 75705

Attn: Chief Executive Officer

(j) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

* * * * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ZIMMERMAN SIGN COMPANY By: /s/ Jeffrey Johnson Its: Vice President and CFO
INVESTORS:
CONTINENTAL ILLINOIS VENTURE CORPORATION By: /s/ Robert F. Perille Its: Managing Director
MIG PARTNERS VIII By: /s/ Robert F. Perille Its: General Partner

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OTHER STOCKHOLDERS:
/s/ David E. Anderson David E. Anderson
/s/ Tom E. Boner Tom E. Boner
SOUTHERN INVESTORS CORP. By: ___________________________________ Its: ___________________________________
SOUTHERN MORTGAGE HOLDING CORPORATION By: ___________________________________ Its: ___________________________________
GENEVE SECURITIES PORTFOLIO CORP. By: ___________________________________ Its: ___________________________________
GENEVE SECURITIES HOLDING CORP. By: ___________________________________ Its: ___________________________________
CHAPARRAL INTERNATIONAL RE. By: ___________________________________ Its: ___________________________________

EXHIBIT H

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agrees as follows:

(i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them;

(ii) Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

(iii) This agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of the date set forth below.

Date: April ___, 2001

CONTINENTAL ILLINOIS VENTURE CORPORATION By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: Managing Director
BANK OF AMERICA, NATIONAL ASSOCIATION By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: Managing Director
NB HOLDINGS CORPORATION By: /s/ James H. Hance Print Name: James H. Hance Its: Vice Chairman
BANK OF AMERICA CORPORATION By: /s/ Edward J. McCaffrey Print Name: Edward J. McCaffrey Its: Executive Vice President
MIG PARTNERS VIII By: /s/ Robert F. Perille Print Name: Robert F. Perille Its: General Partner

IN WITNESS WHEREOF, the parties have executed this agreement as of the date set forth below.

Date: April ___, 2001

/s/ Sheryl E. Bartol Sheryl E. Bartol
/s/ Matthew W. Clary Matthew W. Clary
/s/ Andrea P. Joselit Andrea P. Joselit
/s/ Jeffrey M. Mann Jeffrey M. Mann
/s/ Jason A. Mehring Jason A. Mehring
/s/ Dennis P. McCrary Dennis P. McCrary
/s/ Robert F. Perille Robert F. Perille

EXHIBIT I

BANK OF AMERICA CORPORATION
ASSISTANT SECRETARY'S CERTIFICATE

The undersigned, Nina Tai, an Assistant Secretary of Continental Illinois Venture Corporation, a corporation organized and existing under the laws of the State of Delaware (herein, the "Corporation"), does hereby certify:

1. That she is a duly elected, qualified and acting Assistant Secretary of the Corporation.

2. That the following named person has been properly designated, elected and assigned to the office in the Corporation as indicated below; and that such person hold such office at this time:

Robert F. Perille Managing Director

3. That the following is a true and correct copy of an excerpt from the Bylaws of said Corporation, and the same is in full force and effect as of the date hereof:

Section 5. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees of signatures, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies, powers of attorney and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the corporation by the Chairman of Board, the President, any Vice Chairman of the Board, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the corporation's personnel records in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any such designated officers or individuals may direct. The provisions of this Section are supplementary to any other provision of these bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of said Corporation this 23rd day of April, 2001.

/s/ Nina Tai Nina Tai
Assistant Secretary

BANK OF AMERICA CORPORATION
ASSISTANT SECRETARY'S CERTIFICATE

The undersigned, Nina Tai, an Assistant Secretary of Bank of America Corporation, National Association, a national banking association organized and existing under the laws of the United States of America (herein, the "Bank"), does hereby certify:

1. That she is a duly elected, qualified and acting Assistant Secretary of the Bank.

2. That the following named person has been properly designated and assigned to the office in the Bank as indicated below; and that such person hold such office at this time:

Robert F. Perille Managing Director

3. That the following is a true and correct copy of an excerpt from the Bylaws of said Bank, and the same is in full force and effect as of the date hereof:

Section 5.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, guarantees, master agreements, swap agreements, security and pledge agreements, guarantees of signatures, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, powers of attorney, and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Association by the Chairman of the Board, the President, any Vice Chairman of the Board, any Division President, any Managing Director, any Principal, any Vice President, any Assistant Vice President, or any individual who is listed on the Association's personnel records in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any such designated officers or individual may direct. The provisions of this Section 5.2 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of said Corporation this 23rd day of April, 2001.

/s/ Nina Tai Nina Tai
Assistant Secretary

BANK OF AMERICA CORPORATION
ASSISTANT SECRETARY'S CERTIFICATE

The undersigned, Nina Tai, an Assistant Secretary of Bank of America Corporation, a Delaware corporation (herein, the "Corporation"), does hereby certify:

1. That she is a duly elected, qualified and acting Assistant Secretary of the Corporation.

2. That the following named person has been properly designated and assigned to the office in the Corporation as indicated below; and that such person hold such office at this time:

Edward J. McCaffrey Executive Vice President

3. That the following is a true and correct copy of Article IX, Section 1 of the Bylaws of the Corporation, and the same is in full force and effect as of the date hereof:

Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, powers of attorney and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Corporation by the Chairman of Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the Corporation's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any such designated officers or individuals may direct. The provisions of this Section 1 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of said Corporation this 23rd day of April, 2001.

/s/ Nina Tai Nina Tai
Assistant Secretary